Exhibit (a)(1)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

New River Pharmaceuticals Inc.

at

$64.00 Net Per Share

by

Shuttle Corporation

an indirect wholly owned subsidiary

of

Shire plc

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, MARCH 29, 2007, UNLESS THE OFFER IS EXTENDED.

THIS OFFER IS BEING MADE PURSUANT TO THE AGREEMENT OF MERGER DATED AS OF FEBRUARY 20, 2007 AMONG NEW RIVER PHARMACEUTICALS INC. (“NEW RIVER”), SHIRE PLC AND SHUTTLE CORPORATION.

THE BOARD OF DIRECTORS OF NEW RIVER HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER REFERRED TO HEREIN AND DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE, AND ARE FAIR TO AND IN THE BEST INTERESTS OF THE SHAREHOLDERS OF NEW RIVER, AND UNANIMOUSLY RECOMMENDS THAT NEW RIVER SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES.

THE OFFER IS SUBJECT TO VARIOUS CONDITIONS. A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES (1) THROUGH (5). YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

The Dealer Managers for the Offer are:

March 2, 2007

i

SUMMARY TERM SHEET

Shuttle Corporation, an indirect wholly owned subsidiary of Shire plc, is offering to purchase all outstanding shares of common stock, par value $0.001 per share, of New River Pharmaceuticals Inc. for $64.00 per share in cash, net to the seller, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal and pursuant to the Agreement of Merger dated as of February 20, 2007 among New River, Shire and Shuttle Corporation. The following are some of the questions you, as a New River shareholder, may have and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.  In this Offer to Purchase, unless the context otherwise requires, the terms “we,” “our” and “us” refer to Shuttle Corporation.

Who is offering to buy my securities?

Our name is Shuttle Corporation. We are a Virginia corporation formed for the purpose of making this tender offer for all of the common stock of New River. We are an indirect wholly owned subsidiary of Shire plc, a public limited company incorporated under the laws of England and Wales. See “Introduction” to this Offer to Purchase and “Section 9 — Certain Information Concerning Purchaser and Shire.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, par value $0.001 per share, of New River. See the “Introduction” to this Offer to Purchase and “Section 1 — Terms of the Offer.”

How much are you offering to pay for my securities and what is the form of payment?

We are offering to pay you $64.00 per share in cash, without brokerage fees or commissions or, except in certain circumstances, transfer taxes. If you are the record owner of your shares (i.e., a stock certificate has been issued to you) and you directly tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker, banker or other nominee, and your broker tenders your shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. We will need approximately $2.6 billion to purchase all shares of New River common stock validly tendered in the offer, to cash out certain employee options and stock appreciation rights, to fund amounts which may become due and payable under New River’s outstanding convertible notes and warrants, to pay related fees and expenses and to complete the proposed merger between us and New River and pay the merger consideration. Shire has entered into new bank facilities of $2.3 billion to provide part of the financing for the acquisition. This new facility is conditional upon, among other things, approval of Shire shareholders of an increase of the existing limit on group borrowings in Shire’s articles of association. Shire has also raised approximately $900 million through an equity financing that closed on February 23, 2007. Shire will provide us with the necessary funds to fund the offer through the borrowings under the facilities agreement and cash on hand (including from the proceeds of the equity issuance). Consummation of the offer is not subject to any financing condition. See “Section 10 — Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the offer?

No. We do not think our financial condition is relevant to your decision whether to tender shares and accept the offer because:

•	the offer is being made for all outstanding shares solely for cash;

•	as described above, we, through our parent company, Shire, will have sufficient funds to purchase all shares validly tendered, and not properly withdrawn, in the offer and to provide funding for the merger, which is expected to follow the successful completion of the offer;

•	consummation of the offer is not subject to any financing condition; and

•	if we consummate the offer, we expect to acquire any remaining shares for the same cash per share price in the merger.

See “Section 10 — Source and Amount of Funds.”

What are the most significant conditions to the offer?

The offer is conditioned upon, among other things:

•	at least a majority of the outstanding shares of New River common stock, on a fully diluted basis (which means, as of the expiration date (as extended), the number of shares of New River common stock outstanding, together with all shares of common stock which New River would be required to issue pursuant to any then outstanding warrants, options, or other securities convertible into or exercisable or exchangeable for shares), having been validly tendered and not withdrawn prior to the expiration of the offer (as extended);

•	our receiving U.S. antitrust clearance for the offer; and

•	the Shire shareholders approving the acquisition of New River and an increase of the existing limit on group borrowings in Shire’s articles of association.

Other conditions of the offer are described in “Section 15 — Conditions of the Offer.” Consummation of the offer is not conditioned on Shire or Purchaser obtaining financing. See the “Introduction” to the Offer to Purchase for a description of the timing of the Shire shareholder meeting for purposes of obtaining the Shire shareholder approval.

Is there an agreement governing the offer?

Yes. New River, Shire and Shuttle Corporation have entered into a merger agreement dated as of February 20, 2007. The merger agreement provides, among other things, for the terms and conditions of the offer and, following consummation of the offer, the merger of Shuttle Corporation into New River. See “Section 13 — The Transaction Documents — The Merger Agreement.”

What does New River’s board of directors think about the offer?

New River’s board of directors unanimously:

•	determined that the merger agreement, the offer, the merger and the other transactions contemplated by the merger agreement are advisable, fair to, and in the best interests of New River and its shareholders;

•	adopted and approved the merger agreement and the related plan of merger and approved the transactions contemplated by the merger agreement; and

•	recommends that New River’s shareholders accept the offer and tender their shares.

See “Section 1 — Terms of the Offer,” “Section 11 — Background of the Offer” and “Section 13 — The Transaction Documents — The Merger Agreement — New River Board Recommendation.”

How long do I have to decide whether to tender in the offer?

You have until at least 12:00 Midnight, New York City time, on Thursday, March 29, 2007, to tender your shares in the offer. See “Section 1 — Terms of the Offer.” Further, if you cannot deliver everything required to make a valid tender to Citibank, N.A., the depositary for the offer, prior to such time, you may be able to use a guaranteed delivery procedure, which is described in “Section 3 — Procedure for Tendering Shares.” In addition, if we decide to provide a subsequent offering period in the offer as described under “Introduction” to this Offer to Purchase, you will have an additional opportunity to tender your shares. Please be aware that if your shares are held by a broker, bank or other custodian, they may require advance notification before the expiration date of the offer.

Can the offer be extended and under what circumstances?

Yes. If at the scheduled expiration date of the offer, including following a prior extension, any condition to the offer has not been satisfied or waived and such condition could reasonably be expected to be satisfied, we will extend the offer. Any individual extension will not exceed 10 business days unless we and New River otherwise agree. In no event, however, will the offer extend beyond June 20, 2007, or in certain limited circumstances, beyond August 20, 2007, without the mutual written consent of New River and Shire. In addition, we also have the right to extend the offer, without the consent of New River, for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof applicable to the offer or any period required by applicable law. See “Section 1 — Terms of the Offer.”

How will I be notified if the offer is extended?

If we decide to extend the offer, we will inform Citibank, N.A., the depositary for the offer, of that fact and will make a public announcement of the extension no later than 9:00 A.M., New York City time, on the business day after the day on which the offer was scheduled to expire.

Will there be a subsequent offering period?

Following the satisfaction of all the conditions to the offer and the acceptance for payment of all the shares tendered during the initial offering period (including extensions), we may elect to provide a subsequent offering period of at least three business days, during which time shareholders whose shares have not been accepted for payment may tender, but not withdraw, their shares and receive the offer consideration. We may extend the subsequent offering period provided that we are not permitted under U.S. Federal securities laws to provide a subsequent offering period of more than 20 business days in the aggregate. We have not at this time made a final decision to provide or not to provide a subsequent offering period. See “Section 1 — Terms of the Offer” and “Section 4 — Withdrawal Rights” of this document for more information concerning any subsequent offering period.

What is the difference between an extension of the offer and a subsequent offering period?

If the offer is extended, no shares will be accepted or paid for until the extension expires, and you will be able to withdraw your shares until then. A subsequent offering period, if there is one, would occur after we have accepted, and become obligated to pay for, all the shares that were properly tendered and not withdrawn by the time the initial offering period (including any extensions) expires. Shares that are properly tendered during a subsequent offering period will be accepted and paid for as they are received, and therefore cannot be withdrawn. See “Section 1 — Terms of the Offer” and “Section 4 — Withdrawal Rights.”

What is the “top-up option” and when will it be exercised?

Under the merger agreement, if we do not acquire at least 90% of the outstanding shares of New River common stock in the offer on a fully diluted basis, we have the option, subject to limitations, to purchase from New River up to a number of additional shares of New River common stock sufficient to cause us to own at least 90% of the shares of New River common stock then outstanding, on a fully diluted basis, at a price per share equal to the price per share paid in the offer. We refer to this option as the “top-up option.” The top-up option cannot be exercised if such exercise would require shareholder approval under the rules of The NASDAQ Global Market or if the number of top-up option shares would exceed the number of authorized but unissued shares of New River’s common stock. We may exercise this option only once at any time on or prior to the 10th business day after expiration of the offer or the expiration of any subsequent offering period, as applicable. If we exercise the top-up option, we will be able to effect a short-form merger under Virginia law, which means that we may effect the merger without any further action by the shareholders of New River. We expect to exercise the top-up option, subject to the limitations set forth in the merger agreement, only if we acquire more than 88% but less than 90% of the issued and outstanding shares of New River common stock in the offer.

Have any shareholders already agreed to tender their shares in the offer?

Yes. Randal J. Kirk, New River’s president, chief executive officer and chairman, and certain entities under his control, have entered into a tender and support agreement with Shire pursuant to which, among other things, those shareholders have agreed to tender their shares of New River common stock in the offer. These shareholders collectively beneficially own 18,610,416 shares, representing approximately 50.2% of the currently outstanding shares of New River common stock and approximately 48.4% of the shares on a fully diluted basis.

How do I tender my shares?

If you wish to accept the offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to Citibank, N.A. or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach Citibank, N.A. before the offer expires. Detailed instructions are contained in the Letter of Transmittal and in “Section 3 — Procedure for Tendering Shares.”

•	If you are a record holder but your stock certificate is not available or you cannot deliver it to the depositary before the offer expires, you may be able to tender your shares using the enclosed Notice of Guaranteed Delivery. Please call our information agent, Innisfree M&A Incorporated, at (888) 750-5834 (from the U.S. or Canada) or (412) 232-3651 (from outside the U.S. and Canada) for assistance. See “Section 3 — Procedure for Tendering Shares” for further details.

•	If you hold your New River shares through a broker or bank, you must contact your broker or bank and give instructions that your New River shares be tendered.

Can I withdraw shares I previously tendered in the offer? Until what time can I withdraw tendered shares?

Yes. You can withdraw some or all of the shares that you previously tendered in the offer at any time prior to the expiration date of the offer as it may be extended. Further, if we have not accepted your shares for payment by April 30, 2007, you may withdraw them at any time after April 30, 2007. Once we accept your tendered shares for payment upon the expiration of the offer, however, you will no longer be able to withdraw them. In addition, you may not withdraw shares tendered during a subsequent offering period, if we elect to have such a period. See “Section 4 — Withdrawal Rights.”

How do I withdraw tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to Citibank, N.A., the depositary for the offer, while you have the right to withdraw the shares. See “Section 4 — Withdrawal Rights.”

Will the offer be followed by a merger if all New River shares are not tendered in the offer?

If we purchase shares in the offer and the other conditions to the merger are satisfied or waived (where permissible), we will be merged with and into New River. If we purchase shares in the offer, we will have sufficient voting power to approve the merger without the affirmative vote of any other shareholder of New River. Furthermore, if pursuant to the offer or otherwise (including as a result of our exercise of the top-up option) we own in excess of 90% of the outstanding shares, we may effect the merger without any further action by the shareholders of New River. If the merger takes place, New River will become an indirect wholly owned subsidiary of Shire, and all remaining shareholders (other than Shire and its wholly owned subsidiaries, any wholly owned subsidiary of New River and any New River shareholders who properly exercise their appraisal rights under Virginia law) will receive $64.00 net per share in cash (or any higher price per share which is paid in the offer). See “Introduction” to this Offer to Purchase and “Section 12 — Purpose of the Offer; Plans for New River; Shareholder Approval; Appraisal Rights — Appraisal Rights” and “Section 13 — The Transaction Documents — The Merger Agreement.”

If I decide not to tender, how will the offer affect my shares?

If the merger between New River and us takes place, New River shareholders not tendering their shares in the offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the price per share paid in the offer. Therefore, if the merger takes place (and you do not exercise your appraisal rights under Virginia law), the only difference between tendering and not tendering your shares is that tendering shareholders will be paid earlier. If you decide not to tender your shares in the offer and we purchase the shares which are tendered in the offer, but the merger does not occur, there may be so few remaining shareholders and publicly traded shares that New River common stock that will no longer be eligible to be traded on The NASDAQ Global Market or other securities exchanges and there may not be an active public trading market for New River common stock. Also New River may no longer be required to make filings with the Securities and Exchange Commission or otherwise may no longer be required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See “Section 7 — Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” and “Section 13 — The Transaction Documents — The Merger Agreement.”

Are appraisal rights available in either the offer or the merger?

Appraisal rights are not available as a result of the offer. However, if we proceed with the merger, the merger agreement provides that appraisal rights will be available to holders of shares that are not tendered, subject to and in accordance with Virginia law. A holder of shares must properly perfect such holder’s right to seek appraisal under Virginia law in connection with the merger in order to exercise appraisal rights under Virginia law. See “Section 12 — Purpose of the Offer; Plans for New River; Shareholder Approval; Appraisal Rights — Appraisal Rights.”

If you successfully complete the offer, what will happen to New River’s board of directors?

If we accept shares of New River common stock for payment pursuant to the offer, under the merger agreement Shire will become entitled to designate at least a majority of the members of New River’s board of directors. In such case, New River has agreed to use its reasonable best efforts to cause Shire’s designees to be elected or appointed to its board of directors in such number as is proportionate to Shire’s share ownership. Therefore, if we accept shares of New River common stock for payment pursuant to the offer, Shire will obtain control of the management of New River shortly thereafter. “Section 12 — Purpose of the Offer; Plans for New River; Shareholder Approval; Appraisal Rights.”

What is the market value of my shares as of a recent date?

On February 16, 2007, the last full trading day before we announced the offer and the possible subsequent merger, the closing price of shares of New River common stock reported on The NASDAQ Global Market was $58.35 per share. On March 1, 2007, the last full trading day before the date of this Offer to Purchase, the closing price of a share of New River common stock on The NASDAQ Global Market was $63.38. You should obtain current market quotations for shares in deciding whether to tender your shares.

What are the federal income tax consequences of participating in the offer?

In general, your sale of shares of New River common stock pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the offer in light of your particular circumstances. See “Section 5 — Certain Tax Considerations.”

Who can I talk to if I have questions about the offer?

You can call Innisfree M&A Incorporated, the information agent for the offer, toll free at (888) 750-5834 (from the U.S. or Canada) or (412) 232-3651 (from outside the U.S. and Canada) or Goldman, Sachs & Co. or Morgan Stanley & Co. Incorporated, the dealer managers for the offer, at (800) 323-5678 (toll-free) or (800) 834-5281 (toll-free), respectively.

To All Holders of Shares of Common Stock
of New River Pharmaceuticals Inc.:

INTRODUCTION

Shuttle Corporation, a Virginia corporation (“Purchaser”) and an indirect wholly owned subsidiary of Shire plc, a public limited company incorporated under the laws of England and Wales (“Shire”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of New River Pharmaceuticals Inc., a Virginia corporation (“New River”), for $64.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).

You will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, you may be subject to backup U.S. federal income tax withholding of 28% of the gross proceeds payable to you. See “Section 3 — Procedure for Tendering Shares — Backup U.S. Federal Income Tax Withholding.” Shareholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine if they charge any transaction fees. We will pay all charges and expenses of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. (the “Dealer Managers”), Citibank, N.A. (the “Depositary”) and Innisfree M&A Incorporated (the “Information Agent”) incurred in connection with the Offer. See “Section 17 — Fees and Expenses.”

We are making the Offer pursuant to an Agreement of Merger dated as of February 20, 2007 (the “Merger Agreement”) among New River, Shire and Purchaser. The Merger Agreement provides, among other things, that as soon as reasonably practicable following the consummation of the Offer, Purchaser will merge with and into New River (the “Merger”) pursuant to the Merger Agreement and the related Plan of Merger (as defined below), with New River continuing as the surviving corporation and an indirect wholly owned subsidiary of Shire (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than (i) Shares owned by any wholly owned subsidiary of New River and any Shares owned by Shire, Purchaser or any wholly owned subsidiary of Shire, which shall be cancelled, or (ii) Shares owned by New River shareholders who have properly demanded appraisal under the Virginia Stock Corporation Act of the Commonwealth of Virginia (the “VSCA”)) will be converted into the right to receive the same per Share price paid in the Offer, without interest. The Merger Agreement provides that all options to acquire Shares and all stock appreciation rights outstanding immediately prior to the Effective Time, whether or not fully vested and exercisable, will, at the Effective Time, be cancelled and each holder of an option or stock appreciation right will be entitled to receive a cash amount (subject to applicable withholding taxes) equal to the excess, if any, of the per Share amount paid in the Offer over the per Share exercise price of such option or stock appreciation right, as applicable, multiplied by the number of Shares issuable upon exercise of such option or subject to such stock appreciation right, as applicable. The Merger is subject to the satisfaction or waiver of certain conditions described in “Section 15 — Conditions of the Offer.” “Section 13 — The Transaction Documents — The Merger Agreement” contains a more detailed description of the Merger Agreement. “Section 5 — Certain Tax Considerations” describes the material U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

The Board of Directors of New River (the “New River Board”) unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of New River’s shareholders, and (ii) approved and adopted the Merger Agreement and the related plan of merger meeting the requirements of Section 13.1-716 of the VSCA (the “Plan of Merger”) and approved the transactions contemplated thereby. The New River Board recommends that New River’s shareholders accept the Offer and tender their Shares in the Offer. New River has been advised that all of its directors and executive officers intend to tender all of their Shares pursuant to the Offer or vote in favor of the Merger.

Each of Bear, Stearns & Co. Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, New River’s financial advisors (each, a “New River Financial Advisor”), has delivered to the New River Board its written opinion to the effect that, as of the date of such opinion, and based upon and subject to various assumptions, qualifications, factors and limitations set forth therein, the consideration to be received by New River’s shareholders pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders (other than the Supporting Shareholders (as defined below)). The full text of each written opinion containing the assumptions made, procedures followed, matters considered and limitations on the review undertaken is included with New River’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which has been filed by New River with the Securities and Exchange Commission (the “SEC”) in connection with the Offer and is being mailed to New River shareholders with this Offer to Purchase. We recommend that New River shareholders read each opinion in its entirety for a description of the procedures followed, the matters considered and the assumptions made by each New River Financial Advisor in arriving at its opinion.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn immediately before the Expiration Date (as defined below) a number of Shares, which, together with all other Shares, if any, then beneficially owned by Shire, Purchaser or their controlled affiliates, represents at least a majority of the total number of Shares then outstanding on a fully diluted basis (which means, as of any time, the number of Shares outstanding, together with all Shares which New River would be required to issue pursuant to any then outstanding warrants, options, or other securities convertible into or exercisable or exchangeable for Shares) (the “Minimum Tender Condition”), (ii) the waiting period (and any extension thereof) applicable to the purchase of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder (the “HSR Act”) having expired or been terminated (the “HSR Condition”) and (iii) the affirmative approval (by simple majority) of the holders of voting shares of Shire present in person or by proxy at a duly convened meeting of Shire shareholders in favor of resolutions (A) to approve the acquisition of New River on the terms and conditions set forth in the Merger Agreement and (B) to approve an increase of the existing limit on group borrowings in Shire’s articles of association (the “Shire Shareholder Approval Condition”). There is no financing condition to the Offer. See “Section 15 — Conditions of the Offer.”

Subject to the terms of the Merger Agreement, Shire has undertaken to prepare and deliver to its shareholders a circular (the “Shire Shareholder Circular”) and to hold a general meeting of its shareholders, in each case, as promptly as practicable after the date of the Merger Agreement for the purpose of satisfying the Shire Shareholder Approval Condition. While the date of the general meeting has not yet been finally determined, it is anticipated that such meeting will occur in the middle of April 2007. If such meeting is ultimately scheduled for a date after the initial Expiration Date, which is 12:00 midnight on Thursday, March 29, 2007, the Offer will be extended as described in “Section 1 — Terms of the Offer” below. See “Section 13 — Transaction Documents — The Merger Agreement — Shire Shareholder Approval; Shire Recommendation; Shire Shareholder Meeting.”

For purposes of the Offer, the words “fully diluted,” when referring to Shares mean, as of any time, the number of Shares outstanding, together with all Shares which New River would be required to issue pursuant to any then outstanding warrants, options, or other securities convertible into or exercisable or exchangeable for Shares. According to New River, as of March 1, 2007, there were 37,051,564 Shares issued and outstanding, 805,086 Shares reserved for issuance upon the exercise of outstanding stock options and 628,350 Shares reserved for issuance upon the exercise of outstanding stock appreciation rights. Accordingly, we believe that the Minimum Tender Condition would be satisfied if approximately 19,242,501 Shares are validly tendered pursuant to the Offer and not withdrawn.

Concurrently with the execution of the Merger Agreement, Shire entered into the Tender and Support Agreement dated as of February 20, 2007 (the “Tender and Support Agreement”) with Mr. Randal J. Kirk, New River’s President, Chief Executive Officer and Chairman, and certain entities controlled by him (collectively, the “Supporting Shareholders”), who collectively beneficially own approximately 50.2% of the currently outstanding Shares (and approximately 48.4% of the Shares on a fully diluted basis). Pursuant to the Tender and Support Agreement, the Supporting Shareholders agreed to tender all Shares beneficially owned by them pursuant to and in accordance with the terms of the Offer. “Section 13 — The Transaction Documents — The Merger Agreement — Tender and Support Agreement.”

Upon the purchase of Shares pursuant to the Offer, the Merger Agreement provides that Shire will be entitled to designate the number of directors, rounded up to the next whole number, to the New River Board that is in the same proportion as the percentage of Shares then beneficially owned by Shire to the total number of Shares outstanding. Shire currently intends, promptly after consummation of the Offer, to exercise this right and to designate one or more persons who are likely to be employees of Shire or its affiliates to serve as directors of New River. For certain information regarding each of these persons, see Schedule I. The foregoing information and certain other information contained in this Offer to Purchase and the Schedule 14D-9 are being provided in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. We expect that such representation on the New River Board would permit us to exert substantial influence over New River’s conduct of its business and operations. Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the directors of Purchaser will be the directors of New River.

Under the VSCA, if we acquire, pursuant to the Offer or otherwise (including upon the exercise of the Top-Up Option), at least 90% of the outstanding Shares, we believe we would be able to effect the Merger under the short-form merger provisions of the VSCA without a vote of New River’s shareholders. If we do not acquire at least 90% of the outstanding Shares, we will have to seek approval of the Merger Agreement, the related Plan of Merger and the Merger by New River’s shareholders. Such approval of the Merger Agreement, the related Plan of Merger and the Merger would require the affirmative vote of holders of a majority of the outstanding Shares. Thus, assuming that the Minimum Tender Condition is satisfied, upon consummation of the Offer, we would own sufficient Shares to enable us, without the vote of any other New River shareholders, to satisfy the shareholder approval requirement to approve the Merger Agreement, the related Plan of Merger and the Merger. Pursuant to the Merger Agreement, if we do not acquire at least 90% of the issued and outstanding Shares in the Offer, on a fully diluted basis, we have the option (subject to certain limitations) to purchase, in whole or in part, from New River up to a number of additional Shares sufficient to cause us to own at least 90% of the Shares then outstanding, on a fully diluted basis, at a price per Share equal to the price per share paid in the Offer (such option, the “Top-Up Option”). We expect to exercise the Top-Up Option if we acquire more than 88% but less than 90% of the issued and outstanding Shares in the Offer. We could also acquire additional Shares after completion of the Offer through other means, such as open market purchases. In any event, if we acquire at least 90% of the issued and outstanding Shares, we intend to effect a short-form merger. See “Section 13 — The Transaction Documents — The Merger Agreement — Top-Up Option.”

The Offer is conditioned upon the fulfillment of the conditions described in “Section 15 — Conditions of the Offer.” The Offer will expire at 12:00 midnight, New York City time, on Thursday, March 29, 2007, unless we extend the Offer.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1. Terms of the Offer.  Upon the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for all Shares that are validly tendered and not withdrawn in accordance with the procedures set forth in “Section 3 — Procedure for Tendering Shares” on or prior to the Expiration Date. “Expiration Date” means 12:00 Midnight, New York City time, on Thursday, March 29, 2007, unless extended, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire.

The Offer is subject to the conditions set forth in “Section 15 — Conditions of the Offer,” which include, among other things, satisfaction of the Minimum Tender Condition, the HSR Condition and the Shire Shareholder Approval Condition. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not withdrawn prior to the Expiration Date as promptly as permitted under applicable securities laws after the Expiration Date. If any condition to the Offer is not satisfied or waived on any scheduled Expiration Date, and such condition to the Offer could reasonably be expected to be satisfied, Purchaser will extend the Expiration Date for an additional period or periods (none of which periods will exceed 10 business days unless we and New River otherwise agree) until all of the conditions are satisfied or waived. Notwithstanding the foregoing, under the terms of the Merger Agreement, the Offer may not be extended beyond the Walk-Away Date (as defined below) without the mutual consent of New River and Shire. During any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw such Shares. See “Section 4 — Withdrawal Rights.” In addition, pursuant to the terms of the Merger Agreement, without the consent of New River, we have the right to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by applicable law.

In accordance with Rule 14d-11 under the Exchange Act and the Merger Agreement, we expressly reserve the right to provide a subsequent offering period following the Expiration Date (a “Subsequent Offering Period”). If provided, a Subsequent Offering Period will be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which shareholders may tender any Shares not previously tendered in the Offer. If a Subsequent Offering Period is made available, (i) it will remain open for such period or periods as we shall specify not to exceed 20 business days in the aggregate, (ii) Shares may be tendered in the same manner as was applicable to the Offer except that any Shares tendered may not be withdrawn, (iii) we will immediately accept and promptly pay for Shares as they are tendered and (iv) the price per Share will be the same as the price per Share paid in the Offer. We may extend any initial Subsequent Offering Period by any period or periods, provided that the aggregate of the Subsequent Offering Period (including extensions thereof) is no more than 20 business days. Pursuant to Rule 14d-7(a)(2) under the Exchange Act, withdrawal rights do not apply to Shares tendered during a Subsequent Offering Period. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already would have been completed. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

We have not at this time made a final decision to include or not to include a Subsequent Offering Period. We may make such decision in our sole discretion, and there is no assurance that we will or will not include such a Subsequent Offering Period. If we elect to provide or extend a Subsequent Offering Period, we will make a public announcement of such Subsequent Offering Period or extension no later than 9:00 A.M., New York City time, on the next business day after the Expiration Date or the date of termination of the prior Subsequent Offering Period.

We also reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, provided that New River’s consent is required for us to (i) decrease the price per Share or change the form of the consideration payable in the Offer, (ii) decrease the number of Shares sought in the Offer, (iii) amend or waive the Minimum Tender Condition, (iv) add to the conditions to the Offer set forth in “Section 15 — Conditions of the Offer,” (v) modify the conditions to the Offer in a manner adverse to the holders of Shares, (vi) extend the Expiration Date, except as required or permitted in the Merger Agreement, or (vii) make any other change in the terms or conditions of the Offer that is adverse to the holders of Shares.

If we make a material change in the terms of the Offer or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Tender Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of 10 business days generally must be required to allow adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, we increase the consideration to be paid for Shares in the Offer, and if the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase is first published, sent or given in the manner specified below, we will extend the Offer at least until the expiration of that period of 10 business days. If, prior to the Expiration Date, Purchaser increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all shareholders whose shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

New River has provided us with its shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment.  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered before the Expiration Date and not properly withdrawn prior to the Expiration Date. If we decide to include a Subsequent Offering Period, we will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. Notwithstanding the foregoing, subject to the terms and conditions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14(e)-1(c) under the Exchange Act, we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer relating to governmental or regulatory approvals specified in “Section 16 — Certain Legal Matters; Regulatory Approvals.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, including under the HSR Act, see “Section 16 — Certain Legal Matters; Regulatory Approvals.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “Section 3 — Procedure for Tendering Shares — Book Entry Delivery”)), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees or an Agent’s Message (as defined in “Section 3 — Procedure for Tendering Shares — Book Entry Delivery”) in connection with a book-entry transfer, and (iii) any other documents required by the Letter of Transmittal. For a description of the procedure for tendering Shares pursuant to the Offer, see

“Section 3 — Procedure for Tendering Shares.” Accordingly, payment may be made to tendering shareholders at different times if delivery of the Shares and other required documents occurs at different times.

For purposes of the Offer, including any Subsequent Offering Period, we shall be deemed to have accepted for payment tendered Shares when and if we give oral or written notice of our acceptance to the Depositary. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer, including any Subsequent Offering Period, will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering shareholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, Purchaser’s obligation to make such payment shall be satisfied, and tendering shareholders must thereafter look solely to the Depositary for payment of amount owed to them by reason of the acceptance for payment of Shares pursuant to the Offer, including any Subsequent Offering Period.

Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

If we do not accept for payment any tendered Shares pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates (or issue new certificates) representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in “Section 3 — Procedure for Tendering Shares,” the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration, termination or withdrawal of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3. Procedure for Tendering Shares.

Valid Tender of Shares.  Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (a) you must deliver certificates for the Shares representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility or (b) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date. In all cases, you should allow sufficient time to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act and (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Book Entry Delivery.  The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

“Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that New River may enforce such agreement against such participant.

Signature Guarantees.  All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each an “Eligible Institution”), unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the certificates for the Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for the Shares for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for the Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Shares, with the signatures on the certificates for the Shares or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the certificates representing the Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of certificates for the Shares.

Guaranteed Delivery.  If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with the Offer to Purchase is received by the Depositary (as provided below) by the Expiration Date; and

•	the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NASDAQ Global Market (“NASDAQ”) trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

Backup U.S. Federal Income Tax Withholding.  Under the U.S. federal income tax laws, the Depositary will be required to withhold 28% of the amount of any payments made pursuant to the Offer unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. If you are a non-resident alien or foreign entity, you generally will not be subject to backup withholding if you certify your foreign status on the appropriate Internal Revenue Service Form W-8.

Appointment of Proxy.  By executing a Letter of Transmittal, you irrevocably appoint our designees, and each of them, as your attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of New River’s shareholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of shareholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of New River’s shareholders.

Determination of Validity.  We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

4. Withdrawal Rights.  Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You may withdraw tenders of Shares made pursuant to the Offer at any time before the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn after April 30, 2007.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn, except to the extent that you duly exercise withdrawal rights as described in this Section 4 before the Expiration Date or at any time after April 30, 2007, unless theretofore accepted for payment as provided herein.

For your withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution)

signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Date by again following any of the procedures described in “Section 3 — Procedure for Tendering Shares.”

If we provide a Subsequent Offering Period (as described in more detail in “Section 1 — Terms of the Offer”) following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period or to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of Purchaser, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5. Certain Tax Considerations.  The U.S. federal income tax discussion set forth below is included for general information only and is based upon present law. Due to the individual nature of tax consequences, you are urged to consult your tax advisors as to the specific tax consequences to you of the Offer and the Merger, including the effects of applicable state, local and other tax laws. The following discussion may not apply to certain shareholders, for example, if you acquired your Shares pursuant to the exercise of stock options or other compensation arrangements with New River or are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended.

U.S. Holders.  Except as otherwise set forth below, the following discussion is limited to the U.S. federal income tax consequences relevant to an owner of Shares that is a citizen or resident of the United States, a domestic corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes), any estate (other than a foreign estate), and any trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust (a “U.S. Holder”). If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Such holders should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer, a Subsequent Offering Period or the Merger.

Your receipt of cash for Shares pursuant to the Offer, a Subsequent Offering Period or the Merger will be taxable for U.S. federal income tax purposes and may also be taxable under applicable state, local and other tax laws. In general, if you tender Shares pursuant to the Offer, you will recognize gain or loss equal to the difference between the tax basis of your Shares and the amount of cash received in exchange therefor. Such gain or loss will be capital gain or loss if you hold the Shares as capital assets and will be long term gain or loss if your holding period for the Shares is more than one year as of the date of the sale of such Shares.

Non-U.S. Holders.  The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means an owner, other than a partnership, of Shares that is not a U.S. Holder.

Payments made to a Non-U.S. Holder with respect to Shares exchanged for cash in the Offer, a Subsequent Offering Period or the Merger generally will be exempt from U.S. federal income tax, unless: (a) the gain, if any, on Shares is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to the Non-U.S. Holder’s permanent establishment in the United States) (in which event (i) the Non-U.S. Holder will be subject to U.S. federal income tax as described under “U.S. Holders,” but such Non-U.S. Holder should provide an IRS Form W-8ECI instead of a Substitute Form W-9, and (ii) if the Non-U.S. Holder is a corporation, it may be subject to branch profits tax on such gain at a 30 percent rate (or such lower rate as may be specified under an applicable income tax treaty)); (b) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of sale and certain other conditions are met (in such event the Non-U.S. Holder will be subject to tax at a flat rate of 30 percent (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year); or (c) the Non-U.S. Holder is an individual subject to tax pursuant to U.S. tax rules applicable to certain expatriates.

A shareholder whose shares are purchased in the Offer may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. “Section 3 — Procedure for Tendering Shares — Backup U.S. Federal Income Tax Withholding.”

6. Price Range of Shares; Dividends.  The Shares are listed and principally traded on NASDAQ under the symbol NRPH. The following table sets forth for the periods indicated the high and low sales prices per Share on NASDAQ as reported in published financial sources, as adjusted for a 2-for-1 stock split on January 13, 2006:

	High	Low

2005
First Quarter	$16.06	$7.73
Second Quarter	16.96	12.47
Third Quarter	23.97	14.04
Fourth Quarter	27.10	21.60
2006
First Quarter	35.00	26.28
Second Quarter	35.60	23.35
Third Quarter	28.85	21.32
Fourth Quarter	59.14	24.33
2007
First Quarter (through March 1, 2007)	$63.60	$52.85

Since the commencement of public trading in the Shares in 2004, New River has not declared or paid any dividends on the Shares. Under the terms of the Merger Agreement, New River is not permitted to declare or pay dividends with respect to the Shares. See “Section 14 — Dividends and Distributions.”

On February 16, 2007, the last full day of trading prior to the announcement of the execution of the Merger Agreement, the reported closing price on NASDAQ for the Shares was $58.35 per Share. On March 1, 2007, the last full day of trading prior to the date of this Offer to Purchase, the reported closing price on NASDAQ for the Shares was $63.38 per Share. Before deciding whether to tender, you should obtain a current market quotation for the Shares.

7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares.  If the Offer is consummated but the Merger does not take place, the number of shareholders, and the number of Shares that are still in the hands of the public, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by shareholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, shareholders not tendering their Shares in the Offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the price per Share paid in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering shareholders will be paid earlier.

Stock Exchange Listing.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on NASDAQ. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on NASDAQ, the market for the Shares could be adversely affected. According to NASDAQ’s published guidelines, the Shares would not meet the criteria for continued listing on NASDAQ if, among other things, the number of publicly held Shares were less than 750,000, the aggregate market value of the publicly held Shares were less than $5,000,000 or there were fewer than two market makers for the Shares. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares no longer meet these standards, the listing of Shares on NASDAQ would be discontinued and the market for the Shares could be adversely affected. In the event the Shares were no longer listed on NASDAQ, price quotations for the Shares might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Registration under the Exchange Act.  The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of New River to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by New River to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a shareholder’s meeting and the related requirement to furnish an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to New River. Furthermore, “affiliates” of New River and persons holding “restricted securities” of New River may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or reporting on NASDAQ. We believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act, and it would be our intention to cause New River to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

If registration of the Shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on NASDAQ will be terminated following the completion of the Merger.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning New River.

General.  New River is a Virginia corporation incorporated in 1996, with principal executive offices at 1881 Grove Avenue Radford, Virginia 24141. The telephone number of New River’s principal executive offices is (540) 633-7978.

The following description of New River and its business has been taken from New River’s Form 10-K for the fiscal year ended December 31, 2005, and is qualified in its entirety by reference to such Form 10-K:

New River is a specialty pharmaceutical company developing novel pharmaceuticals that are generational improvements of widely-prescribed drugs in large and growing markets. Utilizing New River’s proprietary Carrierwavetm technology, New River is currently developing new molecular entities that are derivatives of public domain actives, and attempting to address certain deficiencies associated with currently marketed drugs. The products in New River’s pipeline that are the most advanced in their development are NRP104 and NRP290, which are conditionally bioreversible derivatives (CBDs) of d-amphetamine and hydrocodone, respectively, and are designed to provide overdose protection and less potential for abuse while affording comparable efficacy. New River believes some of its drugs may prove highly resistant to overdose. New River believes that it is the first company with a viable product in the pipeline attempting to address both the potential abuse and the potential overdose risk associated with currently marketed amphetamines and opioids.

Additional Information.  New River is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy any such reports, statements or other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. New River’s filings are also available to the public from commercial document retrieval services and at the SEC’s web site at http://www.sec.gov.

9. Certain Information Concerning Purchaser and Shire.  Purchaser is a Virginia corporation incorporated on February 15, 2007, with principal executive offices at 725 Chesterbrook Boulevard, Wayne, PA 19087-5637. The telephone number of our principal executive offices is 484-595-8800. Purchaser is a newly formed Virginia corporation and an indirect, wholly owned subsidiary of Shire. To date, we have engaged in no activities other than those incident to our formation and the commencement of the Offer.

Shire is a public limited company incorporated under the laws of England and Wales with principal executive offices at Hampshire International Business Park, Chineham, Basingstoke, Hampshire, England, RG24 8EP. The telephone number of Shire’s principal executive offices is +44 1256 894 000. Shire is a global pharmaceutical company with a strategic focus on meeting the needs of the specialist physician. Shire has a particular interest in innovative therapies that are prescribed by specialist doctors as opposed to primary care physicians. Shire focuses its business on attention deficit and hyperactivity disorder, human genetic therapies, gastrointestinal and renal diseases.

The name, business address, current principal occupation or employment, five year employment history and citizenship of each director and executive officer of Shire and Purchaser and certain other information are set forth on Schedule I hereto.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (a) none of Purchaser, Shire and, to Purchaser’s and Shire’s knowledge, the persons listed in Schedule I hereto or any associate or majority owned subsidiary of Shire, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of New River; (b) none of Shire, Purchaser and, to Shire’s and Purchaser’s knowledge, the persons or entities referred to in clause (a) above has effected any transaction in the Shares or any other equity securities of New River during the past 60 days; (c) none of Shire, Purchaser and, to Shire’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of New River (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (d) during the two years before the date of this Offer to Purchase, there have been no transactions between Shire, Purchaser their subsidiaries or, to Shire’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and New River or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (e) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Shire, Purchaser, their subsidiaries or, to Shire’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and New River or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (f) none of Shire, Purchaser and, to Shire’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (g) none of Shire, Purchaser and, to Shire’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

We do not believe our financial condition or the financial condition of Shire is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) consummation of the Offer is not subject to any financing condition, (iii) if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger, and (iv) Shire will have, and will arrange for us to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

Additional Information.  Shire is subject to the informational requirements of the Exchange Act as a foreign private issuer and in accordance therewith files periodic reports and other information with the SEC relating to its business, financial condition and other matters. Shire is required to disclose in such periodic reports certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with Shire. You may read and copy any such reports, statements or other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Shire’s filings are also available to the public from commercial document retrieval services and at the SEC’s web site at http://www.sec.gov.

10. Source and Amount of Funds.  We will need approximately $2.6 billion to purchase all Shares validly tendered in the Offer, to cash out certain employee options and stock appreciation rights, to fund amounts that may become due and payable under New River’s 3.50% Convertible Subordinated Notes Due 2013 (the “Convertible Notes”) and the warrants issued by New River to Merrill Lynch International (the “Warrants”), to pay fees and expenses related to the Offer and the Merger and to complete the Merger and to pay the consideration in respect of Shares converted in the Merger into the right to receive the same the per Share amount paid in the Offer. Shire will provide us with sufficient funds to satisfy these obligations. Approximately $900 million of such funds have been obtained through an equity financing which closed on February 23, 2007 and $2.3 billion through borrowings under an unsecured facility agreement (the “Facility Agreement”) dated February 20, 2007 between Shire and a number of lending institutions, for which ABN AMRO Bank N.V., Barclays Capital, Citigroup Global Markets Limited and The Royal Bank of Scotland plc acted as lead arrangers acted as lead arrangers.

Structure of the Facilities.  The Facility Agreement is comprised of the following three credit facilities:

(1) A U.S. $1 billion revolving facility which matures on February 20, 2012. Funds borrowed under this facility may be used both in connection with the Offer and the Merger and for general corporate purposes. This facility includes a U.S. $250 million swingline facility.

(2) A U.S. $1 billion term loan facility A which amortizes to zero by the 5th anniversary of the date of the Facility Agreement as follows:

12 months after signing	U.S. $150 million to be repaid
24 months after signing	U.S. $150 million to be repaid
36 months after signing	U.S. $200 million to be repaid
48 months after signing	U.S. $200 million to be repaid
60 months after signing	balance to be repaid.

Funds borrowed under this facility may only be used in connection with the Offer and the Merger.

(3) A U.S. $0.30 billion term loan facility B which matures on February 19, 2008. Funds borrowed under this facility may only be used in connection with the Offer and the Merger. Shire has the option to extend the maturity of this facility by a further 364 days.

Conditions to Funding.  Funding under the revolving facility is immediately available for general corporate purposes, subject to satisfaction of customary documentary conditions precedent. Funding under term loan facility A, term loan facility B and (to the extent used for the acquisition of New River) the revolving facility is subject to additional acquisition related conditions precedent, including (i) delivery of a copy of the Shire Shareholder

Circular; (ii) evidence that the shareholders of Shire have approved the Shire Shareholder Proposals (as defined below in “Section 13 — The Transaction Documents — The Merger Agreement — Shire Shareholder Approval; Shire Recommendation; Shire Shareholder Meeting”); (iii) delivery of a copy of the tender offer documents in acceptable form; (iv) evidence that the first closing of the Offer has taken place or will occur on or immediately after the first acquisition utilization; and (v) evidence that Shire has completed an equity issuance in an amount sufficient to raise proceeds of not less than £415,000,000. This equity issuance closed on February 23, 2007 and raised proceeds of approximately £461,000,000. Consummation of the Offer is not conditioned on Shire and/or Purchaser obtaining financing.

Prepayments.  Subject to certain exceptions, the Facility Agreement provides for mandatory prepayment from the net proceeds of (i) certain disposed assets; (ii) claims arising under the documents related to the Merger and the Offer; and (iii) financial indebtedness raised. Mandatory prepayment may also apply if there is a change of control of Shire. The Facility Agreement also allows for the voluntary prepayment of borrowed funds, subject to customary notice requirements.

Interest Rates and Fees.  Interest on any loans made under the facilities will be payable on the last day of each interest period, which may be one week or one, two, three or six months at Shire’s election, or as otherwise agreed with the lenders. The interest rate for the revolving facility and term loan facility A will commence at LIBOR plus 0.80% per year until delivery of the compliance certificate for the year ending December 31, 2007 and thereafter is subject to change depending upon the prevailing ratio of net debt to EBITDA (as such term is defined in the Facility Agreement), in respect of the most recently completed financial year or financial half year, plus any customary mandatory cost that is applicable. The interest rate applicable to term loan facility B is (i) LIBOR plus 0.5% until August 20, 2007, (ii) LIBOR plus 0.75% from August 21, 2007 until February 20, 2008 and (iii) LIBOR plus 1.00% from February 21, 2008, in each case plus any customary mandatory cost that is applicable.

Shire will pay fees equal to 35% per year of the applicable margin on available commitments under the revolving facility for the availability period applicable to such facility and 20% per year of the applicable margin on available commitments under the term loan facilities for the availability period applicable to each such facility.

Other Terms.  The Facility Agreement includes customary representations and warranties, covenants and events of default. Such events of default include (i) non-payment of any amounts due under the facilities, (ii) failure to satisfy financial covenants, (iii) material misrepresentation in any of the finance documents, (iv) failure to pay, or certain other defaults, under other financial indebtedness, (v) certain insolvency events or proceedings, (vi) material adverse changes in the business, operations, assets or financial condition of Shire, (vii) certain ERISA breaches which would have a material adverse effect, (viii) if it becomes illegal for Shire or any of its subsidiaries that are parties to the Facility Agreement to perform their obligations or (ix) if Shire or any subsidiary of Shire which is a party to the Facilities Agreement repudiates the Facility Agreement or other finance document.

It is anticipated that the borrowings described above will be refinanced or repaid from funds generated internally by Purchaser (including, after consummation of the Merger, funds generated by the Surviving Corporation) or other sources, which may include the proceeds of the sale of debt or equity securities or the sale of assets (including, possibly, Shares or, after consummation of any merger or other business combination that may be proposed with respect to New River, securities or assets of New River). No decision has been made concerning the refinancing or repayment of the borrowings described above, and decisions will be made based on our review from time to time of the advisability of selling particular securities or assets as well as on interest rates and other economic conditions. If we are unable to consummate the foregoing financing arrangements, we will seek alternative financing.

The Facility Agreement is governed by English law.

The foregoing summary description of the Facility Agreement is qualified in its entirety by reference to the Facility Agreement itself, which Purchaser has filed as an exhibit to the Schedule TO (as defined below), which you may examine and copy as set forth in “Section 8 — Certain Information Concerning New River” above.

Shire Financing Prior to the Effective Date.  From and after the Acceptance Date (as defined below), Shire has agreed pursuant to the Merger Agreement to lend, or cause to be lent to, New River (pursuant to a promissory note or notes) cash amounts which New River may request from time to time be lent to it by Shire for purposes of funding amounts which may become due and payable by New River in connection with:

•	the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (including related fees and expenses);

•	the surrender of the Convertible Notes for conversion by the holders thereof (up to $1,000 for each $1,000 principal amount of Convertible Notes surrendered for conversion); and

•	the settlement upon “cancellation and payment” of the Warrants.

11. Background of the Offer.

In August 2004, representatives of New River and Shire engaged in preliminary discussions to assess the parties’ interest in potential partnering opportunities with respect to New River’s lead product candidate for the treatment of Attention Deficit Hyperactivity Disorder (“ADHD”) and other potential indications (“VYVANSE”tm, known until December 2006 as “NRP104”), which was then about to enter pivotal clinical trials, in order to provide funding, as well as marketing and sales capabilities, in connection with the continuing development and commercialization of the product.

On September 14, 2004, New River publicly disclosed that it was evaluating partnering opportunities with respect to the further development and commercialization of VYVANSE and that it had engaged an investment bank to coordinate this process in the United States.

On December 31, 2004, Shire and New River announced the signing of a non-binding letter of intent and agreement to enter into exclusive negotiations to complete a transaction relating to the global development and commercialization of VYVANSE.

Negotiations with respect to such a transaction continued throughout January 2005. On January 31, 2005, New River and Shire entered into a collaboration agreement (the “Original Collaboration Agreement”) with Shire relating to the global commercialization of VYVANSE. Pursuant to the terms of the Original Collaboration Agreement, Shire paid to New River an initial sum of $50 million on February 11, 2005.

On March 31, 2005, New River and Shire split the Original Collaboration Agreement into two agreements by entering into a United States Collaboration Agreement and a rest of world (ROW) Territory License Agreement (together, the “Collaboration Agreements”) to replace the Original Collaboration Agreement.

On August 12, 2005, Mr. Randal J. Kirk, New River’s President, Chief Executive Officer and Chairman, informed Shire that New River was exploring possible strategic transactions and alternatives. On August 15, 2005, Matthew Emmens, Shire’s Chief Executive Officer, informed Mr. Kirk that Shire was not in a position at that time to pursue a transaction with New River.

On December 7, 2005, New River announced that the previous day it had filed an NDA with the FDA for VYVANSE for the treatment of ADHD in pediatric populations. On January 26, 2006, the FDA gave notice of its acceptance of New River’s NDA filing for VYVANSE. As a result of such notice, pursuant to the Collaboration Agreements, Shire paid New River a milestone payment of $50 million on February 6, 2006.

On July 25, 2006, New River announced the exercise of its right to co-promote VYVANSE in the United States under the Collaboration Agreements.

Also during the summer of 2006, Mr. Kirk advised Mr. Emmens generally regarding New River’s discussions with one or more third-party pharmaceutical companies concerning a possible transaction involving NRP290 and related opioid compounds, and the possibility that a transaction involving the entire company might be proposed as a result of these discussions. In this connection, Mr. Kirk and Mr. Emmens discussed further the possibility of a strategic transaction involving the two companies intended to allow New River’s shareholders to realize the value of New River’s interest in VYVANSE.

On August 4, 2006, Mr. Kirk presented to Shire the possible structure of a transaction whereby Shire would acquire New River for cash immediately after New River’s pro rata distribution to its shareholders of shares of a new public company that would hold New River’s intellectual property and other rights unrelated to VYVANSE; Shire indicated it would consider the proposed structure.

On October 6, 2006, New River received an approvable letter from the FDA for 30mg, 50mg and 70mg capsules of VYVANSE. The approvable letter indicated that the Controlled Substance Staff of the FDA had initially recommended that VYVANSE be placed in Schedule II of the Controlled Substance Act.

In late November and early December 2006, at the request of Mr. Emmens, a third-party strategic consultant engaged by Shire initiated a due diligence review of New River’s programs and products, other than VYVANSE. In connection therewith, on November 28, 2006, New River, a wholly owned subsidiary of Shire and such third-party strategic consultant entered into the Second Non-Disclosure & Confidentiality Agreement (as defined below) in connection with such review and the discussion and evaluation of potential business relationships or transactions.

On December 21, 2006, New River and Shire announced that the FDA had issued a second approvable letter for VYVANSE.

On December 28, 2006, Mr. Kirk sent to Mr. Emmens a proposal for a transaction whereby Shire would acquire New River for cash immediately after New River’s pro rata distribution to its stockholders of the shares of two new public companies which would hold, respectively, the rights with respect to New River’s thyroid technology, and the rights with respect to NRP290 and related opioid compounds. In early January 2007, Mr. Emmens indicated that he would consider the proposal.

On January 10, 2007, Shire submitted a confidential, non-binding written proposal to New River to acquire the entire equity interest in New River for $61.50 in cash per Share and Share equivalent, subject to certain conditions, including successful completion of due diligence, the negotiation of a mutually satisfactory merger agreement governing the transaction and the negotiation of a satisfactory voting agreement with Mr. Kirk, New River’s principal shareholder. The non-binding proposal did not contain a financing condition and did not provide for any spin-off to New River’s shareholders prior to the acquisition as had been proposed by Mr. Kirk in his December 28th communication to Mr. Emmens.

In connection with such proposal, Shire requested, and New River agreed to provide, Shire, Shire’s legal advisor, Davis Polk & Wardwell, and financial advisors, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, with legal, financial, business and operational information (including with respect to VYVANSE) in accordance with the terms of the Second Non-Disclosure & Confidentiality Agreement in response to their due diligence requests. Throughout January and February 2007, representatives of Shire reviewed the due diligence material provided by New River and participated with New River representatives and New River’s legal and financial advisors in various meetings and conference calls to discuss due diligence information relating to New River.

During the week of January 15, 2007, Mr. Kirk had telephonic discussions with Mr. Emmens regarding Shire’s proposal, including the possible structure and timing of a transaction and Shire’s proposed acquisition price of $61.50 per Share, in which Mr. Kirk indicated that this proposed price was below what he and the New River Board expected. Mr. Kirk suggested that Shire should consider increasing its price to the mid-$60 per Share range.

Throughout January 2007, New River’s financial advisors had a number of discussions with Shire’s financial advisors regarding a potential transaction between the two companies.

On January 24, 2007, legal and financial advisors of Shire and New River met telephonically to discuss the possible structure, timing and various other aspects of a possible acquisition of New River by Shire.

On January 26, 2007, New River provided Shire with initial drafts of proposed transaction agreements.

Between February 1, 2007 and February 12, 2007, Shire and its legal and financial advisors continued their due diligence investigation of New River. During that same period, New River’s financial and legal advisors had ongoing discussions with Shire’s legal and financial advisors regarding the possible structure and terms for a transaction, and New River’s and Shire’s respective legal advisors exchanged drafts of transaction agreements.

On February 9, 2007, Mr. Kirk telephoned Mr. Emmens to inform Mr. Emmens that New River would be amenable to pursuing a transaction structured as a “two-step” acquisition in which Shire or its affiliate would commence a “first-step” all cash tender offer for all Shares, to be followed by a merger in which untendered Shares would be converted into the right to receive the same cash price per Share, but reiterated that Shire’s proposed offer price of $61.50 per Share was insufficient. Early the following week, Shire’s legal advisors advised New River’s legal advisors that they had been instructed to prepare promptly transaction agreements providing for a “two-step” all cash acquisition of New River by Shire.

Thereafter and through February 20, 2007, Shire and its legal advisors negotiated the Merger Agreement and ancillary documents with New River and its legal advisors. Shire also negotiated the Tender and Support Agreement. In addition, New River’s senior management and New River’s legal and financial advisors met in person or telephonically numerous times to discuss the status of the merger negotiations and outstanding issues.

On February 18, 2007, Mr. Emmens called Mr. Kirk and informed him that the Shire Board had authorized an offer of $63.00 per Share for New River. Mr. Kirk indicated that he could not be sure that the New River Board would support a transaction at that price. After further discussion between Messrs. Emmens and Kirk, Mr. Kirk stated that he would present an offer from Shire of $64.00 per Share to the New River Board if the Shire Board authorized such an offer. Mr. Emmens stated that he would present such a proposal to the Shire Board.

The Shire Board met on February 19, 2007, and after reviewing all aspects of the proposed transaction, unanimously authorized Shire to enter into the Merger Agreement providing for the acquisition by Shire of New River at a price of $64.00 per Share, and to enter into the Tender and Support Agreement. On the same day, Mr. Emmens called Mr. Kirk and informed him that the Shire Board had authorized an offer of $64.00 per Share for New River.

The New River Board met later that day on February 19, 2007 and approved and accepted Shire’s offer of $64.00 per Share for New River. Mr. Kirk subsequently called Mr. Emmens and communicated to him that New River had accepted Shire’s offer of $64.00 per Share, contingent upon the completion of the Merger Agreement and the Tender and Support Agreement to the mutual satisfaction of the parties.

The Merger Agreement and the Tender and Support Agreement were signed in the early morning (EST) on February 20, 2007 and were publicly announced shortly thereafter, prior to the opening of trading on The NASDAQ Global Market.

12. Purpose of the Offer; Plans for New River; Shareholder Approval; Appraisal Rights.

Purpose of the Offer; Plans for New River.  The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, New River. The Offer, as the first step in the acquisition of New River, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of New River not purchased pursuant to the Offer or otherwise.

Upon the purchase of Shares pursuant to the Offer, the Merger Agreement provides that Shire will be entitled to designate representatives to serve on the New River Board in proportion to Shire’s beneficial ownership of Shares following such purchase. Shire currently intends, promptly after consummation of the Offer, to exercise this right and to designate one or more persons who are likely to be employees of Shire or its affiliates to serve as directors of New River. The foregoing information and certain other information contained in this Offer to Purchase and the Schedule 14D-9 being mailed to shareholders herewith are being provided in accordance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. We expect that such representation on the New River Board would permit us to exert substantial influence over New River’s conduct of its business and operations. In addition, if we accept for payment and pay for at least a majority of the outstanding Shares, we expect to merge with and into New River. We currently intend, as soon as practicable after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the directors of Purchaser will be the directors of New River. See “Section 13 — The Transaction Documents — The Merger Agreement.”

Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of New River will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Shire will continue to evaluate the business and operations of New River during and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Shire intends to seek additional information about New River and from time to time, to conduct a comprehensive review of New River’s business, operations, capitalization and management with a view to optimizing development of New River’s potential in conjunction with Shire’s business.

If, for any reason following completion of the Offer, the Merger is not consummated, Shire and Purchaser reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by them.

Except as described above or elsewhere in this Offer to Purchase and except for the transactions contemplated in the Merger Agreement, Purchaser has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving New River or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in New River Board or management, any material change in New River’s capitalization or dividend policy or any other material change in New River’s corporate structure or business.

Shareholder Approval.  Under the VSCA, if we acquire, pursuant to the Offer or otherwise (including as a result of exercise of the Top-Up Option), at least 90% of the outstanding Shares, we could, and we intend to, effect a Merger under the short-form merger provisions of the VSCA without prior notice to, or any action by, any other New River shareholder. If we do not acquire at least 90% of the outstanding Shares, we will have to seek approval of the Merger Agreement and the Merger by New River’s shareholders. Approval of the Merger Agreement and the Merger requires the approval of the holders of not less than a majority of the outstanding Shares, including the Shares owned by us. Thus, assuming that the Minimum Tender Condition is satisfied, upon consummation of the Offer, we would own sufficient Shares to enable us, without the vote of any other New River shareholder, to satisfy the shareholder approval requirement to approve the Merger.

Appraisal Rights.  No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, the Merger Agreement provides that appraisal rights shall be available to holders of Shares who comply with the applicable provisions of the VSCA. Such rights shall be available to each holder of Shares at the Effective Time who has not voted or caused or permitted any of such holder’s Shares to be voted in favor of the Merger and who shall have properly demanded appraisal for such Shares in accordance with applicable statutory provisions under Sections 13.1-729 to 13.1-741 of the VSCA, to the extent entitled thereto. Each such holder will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the effectuation of the Merger) and to receive payment of such judicially determined amount in cash, together with a rate of interest, if any, determined by the Virginia court for Shares held by such holder. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Shareholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per Share price to be paid in the Merger. Moreover, the Company may argue in an appraisal preceding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

If any holder of Shares who demands appraisal under the VSCA fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the VSCA, the Shares of such shareholder will be converted into the right to receive the price per Share paid in the Merger in accordance with the Merger Agreement. A shareholder may withdraw a demand for appraisal by delivering to New River a written withdrawal of the demand for appraisal by the date set forth in the appraisal notice to be delivered to holders of Shares as provided in the VSCA.

The foregoing summary of the rights of dissenting shareholders under the VSCA does not purport to be a statement of the procedures to be followed by shareholders desiring to exercise any appraisal rights under Virginia law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Virginia law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Virginia law and is qualified in its entirety by reference to Virginia law.

13. The Transaction Documents.

The Merger Agreement.  The following summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which Purchaser has included as an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer (together with any amendments, supplements, schedules, annexes and exhibits thereto, the “Schedule TO”), which you may examine and copy as set forth in “Section 8 — Certain Information Concerning New River” above.

The Offer.  The Merger Agreement provides for the making of the Offer by Purchaser as promptly as practicable, but in no event later than March 2, 2007. Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Tender Condition, the Shire Shareholder Approval Condition, the HSR Condition and the other conditions set forth in “Section 15 — Conditions of the Offer.” The Merger Agreement provides that each New River shareholder who tenders Shares in the Offer will receive $64.00 for each Shares tendered, net to the shareholder in cash. Purchaser has agreed that, without the prior written consent of New River, it will not:

•	decrease the offer price or change the form of the consideration payable in the Offer;

•	decrease the number of Shares sought in the Offer;

•	amend or waive the Minimum Tender Condition;

•	add to the conditions to the Offer;

•	modify the conditions to the Offer in a manner adverse to the holders of Shares;

•	extend the Expiration Date, except as required and described under “— Mandatory Extensions of the Offer” below; or

•	make any other change in the terms or conditions of the Offer that is adverse to the holders of Shares.

Mandatory Extensions of the Offer.  The Merger Agreement obligates Purchaser to extend the Offer from time to time if, on the Expiration Date, any condition to the Offer has not been satisfied or waived and such condition could reasonably be expected to be satisfied. Any individual extension of the Offer may not exceed 10 business days and in no event may the Offer extend beyond the Walk-Away Date (as defined below) without the mutual written consent of New River and Shire.

The Merger Agreement obligates Purchaser, subject to satisfaction of the conditions set forth in “Section 15 — Conditions of the Offer,” to accept for payment, as promptly as permitted under applicable securities laws, and pay for, as promptly as practicable after the date on which Purchaser first accepts Shares for payment pursuant to the Offer (the “Acceptance Date”), all Shares validly tendered (and not withdrawn) pursuant to the Offer.

Subsequent Offer.  The Merger Agreement permits Purchaser, in its sole discretion, to provide for, in accordance with Rule 14d-11 of the Exchange Act, a Subsequent Offering Period.

Directors.  The Merger Agreement provides that upon the purchase of Shares pursuant to the Offer, Shire will be entitled to designate the number of directors, rounded up to the next whole number, to the New River Board that is in the same proportion as the percentage of Shares then beneficially owned by Shire to the total number of Shares outstanding. New River is required under the Merger Agreement to use its reasonable best efforts to cause Shire’s designees to be elected or appointed to the New River Board. New River will also use its reasonable best efforts to cause individuals designated by Shire to constitute the number of members, rounded up to the next whole number, on each committee of the New River Board and the board of directors of each subsidiary of New River (and each committee thereof) that represents the same percentage as such individuals represent on the New River Board.

Following the election or appointment of Shire’s designees and until the Effective Time, the approval of a majority of the directors of New River then in office who were not designated by Shire will be required to authorize (and such authorization will constitute the authorization of the New River Board):

•	any termination of the Merger Agreement by New River;

•	any amendment of the Merger Agreement;

•	any extension of time for performance of any obligation or action under the Merger Agreement by Shire or Purchaser;

•	any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of New River; or

•	any exercise of New River’s rights or remedies under the Merger Agreement or any action seeking to enforce any obligation of Shire or Purchaser under the Merger Agreement.

Top-Up Option.  Pursuant to the Merger Agreement, New River has granted to Shire and Purchaser, for so long as the Merger Agreement has not been terminated, the Top-Up Option, to purchase from New River up to that number of Shares that, when added to the number of Shares owned by Shire and Purchaser at the time of such exercise, will constitute one Share more than 90% of the then outstanding Shares after giving effect to the issuance of all Shares subject to the Top-Up Option. The Top-Up Option may be exercised only if Shire and Purchaser do not then own 90% or more of the then outstanding Shares (determined on a fully diluted basis). The Top-Up Option may be exercised, in whole or in part, only once, at any time during the 10 business day period following the Acceptance Date, or if the Subsequent Offering Period is made available, during the 10-business-day period following the expiration date of the Subsequent Offering Period. The Top-Up Option, however, may not be exercised to the extent:

•	the issuance of the Shares upon exercise of the Top-Up Option would require approval of New River’s shareholders under NASDAQ rules;

•	the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued Shares; or

•	any provision of applicable laws or any judgment, injunction, order or decree of any governmental authority would prohibit, or require any action, consent, approval, authorization or permit of, action by, or filing with or notification to, any governmental authority or New River’s shareholders in connection with the exercise of the Top-Up Option or the delivery of the Shares upon exercise of the Top-Up Option, which action, consent, approval, authorization or permit, action, filing or notification has not previously been obtained or made, as applicable.

The aggregate purchase price payable for the Shares being purchased by Shire or Purchaser pursuant to the Top-Up Option will be determined by multiplying the number of such Shares by the per Share amount in the Offer. Such purchase price may be paid by Shire or Purchaser, at its election, either entirely in cash or by paying in cash an amount equal to not less than the aggregate par value of such Shares and by executing and delivering to New River a promissory note having a principal amount equal to the balance of such purchase price. Any such promissory note will bear interest at the rate of 3% per annum, will mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty.

Also, under the Merger Agreement, Shire and Purchaser are required, concurrently with the exercise of the Top-Up Option, to give written notice to New River undertaking that, as promptly as practicable following such exercise, Purchaser intends to (and Purchaser will, and Shire will cause Purchaser to) consummate the Merger by way of a short-form merger without a meeting of holders of Shares in accordance with the VSCA.

The Merger.  The Merger Agreement provides that, at the Effective Time, Purchaser will be merged with and into New River. Following the Merger, the separate corporate existence of Purchaser will cease and New River will continue as the Surviving Corporation as an indirect wholly owned subsidiary of Shire.

Under the terms of the Merger Agreement, at the Effective Time, each Share outstanding will be converted into the right to receive a cash amount equal to the per Share amount paid in the Offer, without interest. Notwithstanding the foregoing, the merger consideration will not be payable in respect of (a) Shares owned by any wholly owned subsidiary of New River and any Shares owned by Shire, Purchaser or any wholly owned subsidiary of Shire, which shall be cancelled, and (b) Shares owned by New River shareholders who properly demand appraisal under the VSCA.

The Merger Agreement provides that if, after the consummation of the Offer and any exercise of the Top-Up Option, the number of Shares beneficially owned by Shire and Purchaser collectively represent at least 90% of the then outstanding Shares, the parties to the Merger Agreement will cause the Merger to be completed as promptly as reasonably practicable without a meeting of the holders of Shares by way of a short-form merger in accordance with the VSCA.

If, however, a meeting of holders of Shares is required to approve the Merger in accordance with the VSCA, New River has agreed pursuant to the Merger Agreement that it will, among other things, (i) prepare and file with the SEC a proxy or information statement relating to the Merger Agreement (the “Proxy Statement”), (ii) include in the Proxy Statement, except to the extent the New River Board has effected or effects a New River Adverse Recommendation Change (as defined below) prior to the Acceptance Date, (A) the recommendation of the New River Board that holders of Shares vote in favor of the approval and the adoption of the Merger Agreement and the approval of the Merger and (B) the opinions of the New River Financial Advisors, (iii) use its reasonable efforts to resolve any comments made by the SEC (in consultation with Shire) with respect to the Proxy Statement as promptly as practicable after the receipt thereof, (iv) mail the Proxy Statement to its shareholders, and (v) acting through the New River Board, duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable following clearance with the SEC of the Proxy Statement for the purpose of voting on the approval and adoption of the Merger Agreement, the related Plan of Merger and the Merger. Pursuant to the Merger Agreement, and in accordance with the VSCA and New River’s articles of incorporation, if the approval of holders of Shares is required in order to consummate the Merger, the Merger will require the approval of the holders of not less than a majority of the outstanding Shares, including the Shares owned by Purchaser.

Stock Options and Stock Appreciation Rights.  The Merger Agreement provides that all options to acquire Shares granted under New River’s incentive compensation plan and all stock appreciation rights outstanding immediately prior to the Effective Time, whether or not fully vested and exercisable, will, at the Effective Time, be cancelled and each holder of an option or stock appreciation right will be entitled to receive a cash amount (subject to applicable withholding taxes) equal to the excess, if any, of the per Share amount paid in the Offer over the per Share exercise price of such option or stock appreciation right, as applicable, multiplied by the number of Shares issuable upon exercise of such option or subject to such stock appreciation right, as applicable.

Articles of Incorporation, Bylaws, Directors and Officers.  The articles of incorporation of Purchaser, as in effect immediately prior to the Effective Time (which will contain provisions necessary to give full effect to the exculpation and indemnification agreements described below under “— Indemnification and Insurance” and except that the name of the Surviving Corporation will be “New River Pharmaceuticals Inc.”), will be the articles of incorporation of the Surviving Corporation, until amended afterward. The bylaws of Purchaser in effect at the Effective Time (which will contain provisions necessary to give full effect to the exculpation and indemnification agreements described below under “— Indemnification and Insurance” and except that the name of the Surviving Corporation will be “New River Pharmaceuticals Inc.”) will be the bylaws of the Surviving Corporation, until amended afterward in accordance with applicable law. The directors and officers of Purchaser immediately prior to the Effective Time will be the directors and officers, respectively, of the Surviving Corporation to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

Representations and Warranties.  In the Merger Agreement, New River has made customary representations and warranties to Shire and Purchaser, including representations relating to, its corporate organization, capitalization, subsidiaries, authority, consents and approvals, SEC filings and internal controls, financial statements, absence of undisclosed liabilities, the absence of certain changes or events, legal proceedings, compliance with laws and permits, taxes and tax returns, employee benefits plans and employment arrangements (including approval of certain matters for purposes of the safe-harbor provisions contained in Rule 14d-10 under the Exchange Act), labor and employment matters, environmental matters, material contracts, properties, intellectual property matters, regulatory matters, the opinions of the New River Financial Advisors, broker’s fees, state takeover laws, related party transactions and information to be included in the Schedule 14D-9, the Proxy Statement, the Shire Shareholder Circular and other documents required to be filed in connection with the transactions contemplated by the Merger Agreement. Shire and Purchaser have made customary representations and warranties to New River with respect to, among other matters, their organization, authority, consents and approvals, broker’s fees, financing, ownership of securities of New River and information to be included in the offer documents, the Proxy Statement, the Shire Shareholder Circular and other documents required to be filed in connection with the transactions contemplated by the Merger Agreement.

The representations and warranties will not survive consummation of the Merger, and cannot be the basis for claims under the Merger Agreement by the other party after termination of the Merger Agreement other than claims for willful breach.

The Merger Agreement has been filed as an exhibit to the Schedule TO and this summary of terms has been included in this Offer to Purchase to provide you with information regarding the terms of the agreement and is not intended to modify or supplement any factual disclosures about New River or Shire in our public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to New River or Shire. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocates risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders.

Operating Covenants.  The Merger Agreement obligates New River and its subsidiaries, from the date of the Merger Agreement until the Effective Time, to conduct their business in the ordinary course and comply with all applicable laws in all material respects, and, to the extent consistent therewith, use reasonable best efforts to preserve intact their present business organizations, keep available the services of their present executive officers, key employees and consultants and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them with the intention that their goodwill and ongoing business will not be materially impaired and to take no action that would adversely affect or delay in any material respect the ability of either New River, Shire or Purchaser to obtain any necessary approvals of any governmental authority required for the Offer, the Merger or the other transactions contemplated by the Merger Agreement. The Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of New River prior to the Effective Time, which provide that, subject to certain exceptions, including as contemplated or permitted by the Merger Agreement, New River and its subsidiaries will not take certain actions without the prior written consent of Shire including, among other things, issuances, sales, recapitalizations or splits of its securities; dividends and other distributions; repurchases or redemptions of securities; amendments to terms of its securities or capital stock; incurrence of indebtedness; creation of liens; acquisitions or dispositions; capital expenditures; increases in compensation or adoption of new benefit plans; hiring or terminating certain personnel; material tax elections or changes of financial accounting principles or practices; actions related to amendments to the certificate of incorporation, bylaws or other organizational documents; entry into or amendment or termination of material contracts; settlement of lawsuits; and agreements with affiliates and certain other events or transactions.

No Solicitation.  In the Merger Agreement, New River has agreed that it will not, nor will it authorize or permit any of its subsidiaries or any of its or their respective directors, officers, employees or representatives to, directly or indirectly:

•	solicit, initiate, or knowingly encourage or facilitate any inquiries or the making of any proposal that is or is reasonably likely to lead to a Takeover Proposal (as defined below);

•	enter into or participate in any discussions or negotiations with, disclose any non-public information in connection with, or afford access to the business, properties, assets, books or records of New River or any of its subsidiaries to any person that has made, is seeking to make or has informed New River of any intention to make, a Takeover Proposal;

•	take any action not already taken to make the provisions of any anti-takeover law or provision of New River’s articles of incorporation inapplicable to any transactions contemplated by a Takeover Proposal;

•	enter into any letter of intent, term sheet or agreement or other similar instrument constituting or relating to a Takeover Proposal (other than certain confidentiality agreements); or

•	grant any person any waiver or release under any standstill or similar agreement with respect to any class of equity securities of New River or any of its subsidiaries.

“Takeover Proposal” means any inquiry, proposal or offer from any person (other than Shire and its affiliates) relating to any (A) acquisition of assets of New River and its subsidiaries (including securities of subsidiaries of New River) equal to 20% or more of New River’s consolidated assets or to which 20% or more of New River’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of 20% or more of the outstanding shares of capital stock or any other voting securities of New River, (C) tender offer (including a self-tender offer) or exchange offer that if consummated would result in any person (other than Shire and its affiliates) beneficially owning 20% or more of the outstanding shares of capital stock or any other voting securities of New River or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving New River or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of New River, in each case other than the transactions contemplated by the Merger Agreement.

Notwithstanding the foregoing, at any time prior to the Acceptance Date, the New River Board, directly or indirectly through representatives, may, subject to compliance by New River with its notice obligations to Shire:

•	engage in negotiations or discussions with any person (other than Shire and its affiliates) that has made after the date of the Merger Agreement a Superior Proposal (as defined below) or a bona fide Takeover Proposal that the New River Board determines in good faith (after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel) may be reasonably likely to lead to the receipt of a Superior Proposal and the making of such Superior Proposal or such Takeover Proposal did not result from a material breach of New River’s non-solicitation obligations under the Merger Agreement; and

•	thereafter, furnish to such person nonpublic information relating to New River or any of its subsidiaries pursuant to a confidentiality agreement with terms overall no less favorable to New River than those contained in the Second Non-Disclosure & Confidentiality Agreement described below, but in each case only if the New River Board determines in good faith by a majority vote, after considering advice from outside legal counsel to New River, that its failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law. The Merger Agreement further provides that the New River Board will not engage in such negotiations or discussions or furnish to such person nonpublic information relating to New River or any of its subsidiaries unless New River has delivered to Shire a prior written notice advising Shire that it intends to take such action, and New River continues to advise Shire after taking such action of the status and terms of any discussions and negotiations with such person. In addition, the Merger Agreement provides that New River will notify Shire promptly (but in no event later than 24 hours) after receipt by New River of any Takeover Proposal or of any request for information relating to New River or any of its subsidiaries by any person that may be considering making, or has made, a Takeover Proposal. Subject to certain limited exceptions, New River has agreed to keep Shire reasonably informed, on a current basis, of the status and details of any such Takeover Proposal, indication or request (including any material changes thereto) and to promptly (but in no event later than 24 hours after receipt) provide to Shire copies of all correspondence and written materials sent or provided to New River or any of its subsidiaries that describe the material terms and conditions of any Takeover Proposal. Notwithstanding the foregoing, New River will not be required to provide information or documents to Shire to the extent that doing so would violate the confidentiality agreement to which New River is a party on the date of the Merger Agreement.

“Superior Proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by any person (other than Shire and its affiliates) to enter into a Takeover Proposal (with all of the percentages included in the definition of Takeover Proposal increased to 75%), and which is otherwise on terms and conditions which the New River Board determines by a majority vote in its good faith (after consultation with a financial advisor of national reputation and outside counsel) and in light of all relevant circumstances and all the terms and conditions of such proposal and the Merger Agreement, including any break-up fees, expense reimbursement provisions and conditions to consummation, to be more favorable to New River’s shareholders than the Offer, the Merger and the other transactions contemplated by the Merger Agreement and for which financing, if a cash transaction (in whole or in part), is then committed or determined by the New River Board to be reasonably likely to be obtained.

The Merger Agreement requires New River to immediately cease any and all existing soliciting activities, discussions or negotiations and non-public information access, if any, with or to any person (other than Shire and its Affiliates) conducted prior to the date of the Merger Agreement with respect to any Takeover Proposal.

New River Board Recommendation.  New River has represented to Shire and Purchaser in the Merger Agreement that the New River Board, at a meeting duly called and held, duly and unanimously adopted resolutions:

(a) adopting and approving the Merger Agreement, the related plan of merger meeting the requirements of Section 13.1-716 of the VSCA, and approving the Merger, the Offer and the other transactions contemplated by the Merger Agreement;

(b) declaring that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of New River’s shareholders;

(c) taking all corporate action required to be taken by the New River Board to authorize and approve the consummation of the transactions contemplated by the Merger Agreement;

(d) recommending (subject to Section 6.4 of the Merger Agreement) that the New River shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and that the holders of Shares approve and adopt the Merger Agreement, the related Plan of Merger and the Merger (this paragraph (d), the “New River Board Recommendation”); and

(e) electing, to the extent permitted by applicable laws, to make inapplicable all state takeover laws or similar laws, including Article 14 (Affiliated Transactions) of the VSCA, to the extent they might otherwise apply to the execution, delivery, performance or consummation of the Merger Agreement or the Tender and Support Agreement or the transactions contemplated thereby.

The Merger Agreement provides that the New River Board may not fail to make, withdraw or modify in a manner adverse to Shire its New River Board Recommendation or recommend, adopt or approve, or publicly propose to recommend, adopt or approve, a Takeover Proposal, or take any action or make any statement inconsistent with the New River Board Recommendation (a “New River Adverse Recommendation Change”) unless following the receipt of a Superior Proposal after the date of the Merger Agreement, the New River Board determines in good faith by a majority vote, after considering advice from outside legal counsel, that its failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law and New River delivers three business day prior written notice advising Shire that it intends to take such action, and Shire does not make, within such three-business-day period, an offer that is at least as favorable to the New River shareholders, as determined by the New River Board in good faith (after considering the advice of a financial advisor of nationally recognized reputation) as such Superior Proposal.

Nothing in the Merger Agreement prohibits the New River Board from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable law, if such Board determines, after consultation with outside counsel, that failure to so disclose such position could constitute a violation of applicable law. However, the Merger Agreement provides that any such disclosure relating to a Takeover Proposal, other than (i) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, (ii) an express rejection of such Takeover Proposal, or (iii) an express reaffirmation of its New River Board Recommendation, will be deemed a New River Adverse Recommendation Change.

Shire Shareholder Approval; Shire Recommendation; Shire Shareholder Meeting.  Pursuant to the Merger Agreement, the Offer is conditioned upon, among other things, the Shire Shareholder Approval Condition.

Shire has represented to New River in the Merger Agreement that the Board of Directors of Shire (the “Shire Board”) or a duly constituted committee thereof has at a duly convened meeting, by unanimous vote of those present, approved the Merger Agreement, the related Plan of Merger, and the Merger, the Offer and the other transactions contemplated by the Merger Agreement and authorized the taking of all steps necessary or desirable for the purpose of implementing the same (the “Shire Board Recommendation”).

Pursuant to the Merger Agreement, Shire has agreed to cause a general meeting of its shareholders to be duly called and held as promptly as practicable for the purpose of satisfying the Shire Shareholder Approval Condition. Shire further agreed that Shire will recommend that Shire’s shareholders approve (A) the acquisition of New River on the terms and conditions set forth in the Merger Agreement and (B) an increase of the existing limit on group borrowings in Shire’s articles of association (the “Shire Shareholder Proposals”) and include such recommendation in the Shire Shareholder Circular in connection with securing Shire shareholder approval of the Shire Shareholder Proposals. In connection with such shareholder meeting, the Merger Agreement provides that Shire will (i) as promptly as practicable prepare and then, if required, file with the U.K. Listing Authority a draft copy of, will use its reasonable best efforts to have approved, if required, by the U.K. Listing Authority and will thereafter promptly mail to its shareholders, the Shire Shareholder Circular, (ii) use its reasonable best efforts to secure Shire shareholder approval of the Shire Shareholder Proposals and (iii) otherwise comply with all legal requirements applicable to such meeting.

The Merger Agreement provides that the Shire Board may not fail to make, withdraw or modify in a manner adverse to New River or publicly propose to fail to make, withdraw or modify in a manner adverse to New River its Shire Board Recommendation or take any action or make any statement inconsistent with its Shire Board Recommendation (including failing to initially recommend that Shire’s shareholders approve the Shire Shareholder Proposals) (a “Change in Shire Board Recommendation”) unless, prior to the shareholder meeting called for purposes of securing Shire shareholder approval of the Shire Shareholder Proposals, the Shire Board determines in good faith, after consultation with outside counsel to Shire, that it must take such action to comply with its fiduciary duties under applicable law. Following such change in recommendation, Shire will no longer have any further obligations to call the Shire shareholder meeting for purposes of securing the Shire shareholder approval of the Shire Shareholder Proposals, use its reasonable best efforts to secure the Shire shareholder approval of the Shire Shareholder Proposals or prepare the Shire Shareholder Circular.

Offer Documents.  Subject to the terms and conditions provided in the Merger Agreement, each of New River, Shire and Purchaser has agreed to promptly correct any information provided for inclusion in the Schedule TO and the other Offer documents or the Schedule 14D-9 if and to the extent such information has become false or misleading in any material respect and each party has further agreed to cause the Schedule TO and the other Offer documents or the Schedule 14D-9 as so corrected to be filed with the SEC and to cause the Offer documents and the Schedule 14D-9 as so corrected to be disseminated to the shareholders of New River, in each case, as and to the extent required by applicable U.S. federal securities laws or NASDAQ rules or regulations.

Third Party Consents and Regulatory Approvals.  The parties have agreed in the Merger Agreement to use their respective reasonable best efforts to promptly, among other things, (a) take all actions to cause the conditions to Offer and the Merger to be satisfied as promptly as practicable, including preparing and filing promptly and fully all documentation to effect all necessary filings (including any required or recommended filings under the HSR Act), (b) obtain all approvals and consents from any governmental authority necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement, and (c) resolve objections, if any, as may be asserted by a governmental authority or other person with respect to the Offer, the Merger or the other transactions contemplated by the Merger Agreement. The parties have agreed, however, that Shire will not be required to undertake any efforts, or to take or consent or commit to any action, to (A) license, divest, dispose of or hold separate any material portion of the assets or businesses of New River or Shire or any of their respective material subsidiaries or otherwise take or commit to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any material portion of the assets or businesses of New River or Shire or any of their respective material subsidiaries, or that would have a material adverse effect on Shire and its affiliates (including the Surviving Corporation) taken as a whole after giving effect to the transactions contemplated by the Merger Agreement, (B) agree to or effect any license, divestiture, disposition or hold separate any business or take any other action or agree to any limitation that is not conditioned on the consummation of the Merger or (C) pay, subject to certain limitations, any significant amounts in connection with seeking or obtaining such consents, approvals or authorizations as are required to complete the transactions contemplated by the Merger Agreement under applicable antitrust laws (excluding any mandatory filing fees and reasonable and customary costs and expenses associated with making applications for, and responding to requests for information from governmental authorities with respect to, such required consents, approvals or authorizations). In addition, the Merger Agreement provides that

New River may not take or agree to take any action identified in clause (A), (B) or (C) of the immediately preceding sentence without the prior written consent of Shire.

Shire Financing.  From and after the Acceptance Date, Shire has agreed pursuant to the Merger Agreement to lend, or cause to be lent to, New River (pursuant to a promissory note or notes) cash amounts which New River may request from time to time be lent to it by Shire for purposes of funding amounts which may become due and payable by New River in connection with:

•	the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (including related fees and expenses);

•	the surrender of the Convertible Notes for conversion by the holders thereof (up to $1,000 for each $1,000 principal amount of Convertible Notes surrendered for conversion); and

•	the settlement upon “cancellation and payment” of the Warrants.

Such loans will bear interest at a rate of 3% per annum. In addition, Shire and New River agreed pursuant to the Merger Agreement that, from and after the Acceptance Date, all rights that New River has to make an election as to the form of consideration to be paid to the holders of Convertible Notes and the Warrants will be exercised by Shire for an on behalf of New River.

Employees.  The Merger Agreement provides that, from and after the Effective Time, if Shire or any subsidiary of Shire should terminate the employment of any employee who was an employee of New River or any subsidiary of New River immediately prior to the Effective Time, he or she will be entitled to the severance benefits, including severance payments, medical benefits continuation and outplacement services according to a schedule previously provided to the Company (which schedule reflects such benefits that are substantially consistent with those offered to similarly situated employees of Shire or its subsidiaries in the United States upon the termination of their employment).

Approval of Compensation Actions.  The Merger Agreement provides that, prior to the Expiration Date, the compensation committee of the New River Board will take all such actions as may be required to approve, as an employment compensation, severance or other employee benefit arrangement, certain compensation actions for purposes of the safe harbor provisions contained in Rule 14d-10 under the Exchange Act.

Access to Information.  Subject to applicable law, the Merger Agreement provides that during the period prior to the Effective Time or the termination of the Merger Agreement, New River will give Shire and its representatives reasonable access, during normal business hours, to the properties, books, contracts, personnel and records of New River and its subsidiaries.

Indemnification and Insurance.  The Merger Agreement provides that from and after the Acceptance Date and until the Effective Time, New River will, and Shire will cause New River to, and from and after the Effective Time, Shire will, and will cause the Surviving Corporation to, indemnify and hold harmless each person who, as of the Effective Time, was a present or former officer or director of New River or any of its subsidiaries to the fullest extent permitted by applicable law and advance certain expenses to any such present or former officer or director to the fullest extent permitted by applicable law, provided he or she signs an undertaking to repay such expenses to the extent required by applicable law. New River, Shire and Purchaser agreed in the Merger Agreement that all obligations of New River or any of its subsidiaries in respect of all rights to indemnification and exculpation for acts or omissions occurring at or prior to the Effective Time as provided in New River’s articles of incorporation and bylaws and the organizational documents of such subsidiaries, in each case, as in effect on the date of the Merger Agreement, will be assumed by the Surviving Corporation and Shire. In addition, the Merger Agreement provides that from and after the Acceptance Date and until the Effective Time, New River will, and Shire will cause New River to, and from and after the Effective Time, Shire will, and will cause the Surviving Corporation to, cause the articles of incorporation and bylaws of the Surviving Corporation (or any successor) to contain provisions no less favorable to the current or former directors or officers of New River and its subsidiaries with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of the Merger Agreement in New River’s articles of incorporation and bylaws, which provisions will not be, except as required by applicable law, amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of such current or former directors or officers.

Shire agreed pursuant to the Merger Agreement that New River will obtain by the Acceptance Date a six year “tail” insurance policy that provides coverage on terms no less favorable than the coverage provided under New River’s directors and officers insurance policy as in effect on the date of the Merger Agreement for events occurring prior to the Acceptance Date (and with respect to those current New River directors and officers who continue to be directors or officers of New River at any time during the period from the Acceptance Date until the Effective Time, in respect of acts or omissions occurring prior to the Effective Time). The maximum cost of such “tail” policy will not exceed 300% of the current annual premium paid by New River and its subsidiaries for their existing directors’ and officers’ liability insurance coverage in the aggregate.

Conditions to the Offer.  See “Section 15 — Conditions of the Offer.”

Conditions to the Merger.  The obligations of each of each party to consummate the Merger are subject to the satisfaction or waiver at or before the Effective Time of the following conditions:

•	if required by applicable law, the Merger Agreement has been approved and adopted by the shareholders of New River;

•	no laws, injunctions, judgments, decrees, rulings, statutes, ordinances, codes, rules, regulations, decrees and orders enacted, promulgated, issued, entered, amended or enforced by any governmental authority of competent jurisdiction (collectively, “Restraints”) will be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal; and

•	Purchaser has purchased Shares pursuant to the Offer.

Termination.  The Merger Agreement may be terminated at any time before the Effective Time, (notwithstanding any approval of the Merger Agreement by the shareholders of New River or Shire):

(a) by the mutual written consent of New River and Shire duly authorized by each of their respective Boards of Directors; or

(b) by either New River or Shire:

(i) if June 20, 2007 (the “Walk-Away Date”) has occurred and the Offer has not been consummated on or before the close of business on the Walk-Away Date, provided, that the Walk-Away Date will automatically be extended to August 20, 2007 (and such date will then be the Walk-Away Date for all purposes of the Merger Agreement) if the only condition(s) to the Offer that has(ve) not been or would not be satisfied as of June 20, 2007 is (are) one or both of the conditions set forth in paragraphs (1)(b) and (2)(a) under “Section 15 — Conditions of the Offer”; and provided, further, that the right to terminate the Merger Agreement pursuant to the provision described in this paragraph will not be available to a party whose failure to fulfill any obligation under the Merger Agreement was the primary cause of, or resulted in, the failure of the Offer to be consummated on or before the Walk-Away Date; or

(ii) if any Restraint enjoining, restraining, preventing or prohibiting the acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger or making the acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger illegal has become final and non-appealable; provided, however, that the right to terminate the Merger Agreement pursuant to the provision described in this paragraph will not be available to a party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement; or

(iii) if the Shire shareholder approval of the Shire Shareholder Proposals has not been obtained at a meeting of Shire shareholders duly convened therefor at which a vote on approving the Shire Shareholder Proposals is taken, or Shire shareholder approval of the Shire Shareholder Proposals has not been obtained prior to the second-business-day preceding the Walk-Away Date; provided that the right to terminate the Merger Agreement pursuant to the provision described in this paragraph will not be available to any party where the failure to obtain Shire shareholder approval of the Shire Shareholder

Proposals has been caused by the action or failure to act of such party, and such action or failure to act constitutes a breach by such of the Merger Agreement; or

(c) by Shire:

(i) if prior to the Acceptance Date, New River has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in paragraphs (2)(c) and (2)(d) under “Section 15 — Conditions of the Offer” and (B) is either incurable, or if curable, is not cured by New River by the earlier of (x) 30 days following receipt by New River of written notice of such breach or failure and (y) the Walk-Away Date; provided, at the time of the delivery of such written notice, Shire is not in material breach of its obligations under the Merger Agreement; or

(ii) if prior to the Acceptance Date, (A) a New River Adverse Recommendation Change has occurred or (B) the New River Board has failed to publicly confirm its New River Board Recommendation within five business days of a written request by Shire that it do so; or

(iii) if prior to the Acceptance Date, New River has materially breached any of its obligations under “— No Solicitation” or “— New River Board Recommendation” above; or

(iv) subject to Section 1.1 of the Merger Agreement, due to a failure of the conditions to the Offer set forth in “Section 15 — Conditions of the Offer” to be satisfied at the Expiration Date, the Offer has expired or been terminated without Purchaser having purchased any Shares pursuant thereto; provided, that Shire will not have the right to terminate the Merger Agreement pursuant to the provision described in this paragraph if Shire’s or Purchaser’s breach of the Merger Agreement was directly or indirectly the cause of, or directly or indirectly resulted in, the failure of any of the conditions to the Offer to be satisfied or the failure of Shire to have accepted for payment Shares pursuant to the Offer; or

(d) by New River:

(i) if prior to the Acceptance Date, Shire or Purchaser has (A) failed to perform in any material respect any of its obligations required to be performed by it under the Merger Agreement or (B) breached any of Shire’s or Purchaser’s representations and warranties (without regard to materiality or material adverse effect qualifiers contained therein), which breach or failure to perform, in the case of clause (B), would reasonably be expected to have, individually or in the aggregate, a Shire Material Adverse Effect (as defined below) and, in the case of either clause (A) or (B) is either incurable, or if curable, is not cured by Shire by the earlier of (x) 30 days following receipt by Shire of written notice of such breach or failure and (y) the Walk-Away Date, provided, at the time of the delivery of such written notice, New River is not in material breach of its obligations under the Merger Agreement, and provided, further that for purposes of this paragraph, Merger Sub’s failure in any material respect to commence or extend the Offer, or to purchase Shares validly tendered and not withdrawn in accordance with the terms of this Offer or the Merger Agreement, in any such case in violation of the terms of the Offer or the Merger Agreement, will be deemed an incurable breach of the Merger Agreement; or

(ii) prior to the Acceptance Date, following the receipt of a Superior Proposal and (A) upon the concurrent payment of the termination fee contemplated by “— Termination Fees” below and (B) substantially concurrent entry into a definitive agreement implementing such Superior Proposal if the New River Board determines in good faith by a majority vote, after considering advice from outside legal counsel, that its failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law and New River delivers three business day prior written notice advising Shire that it intends to take such action, and Shire does not make, within such three-business-day period, an offer that is at least as favorable to the New River shareholders as such Superior Proposal; or

(iii) a Change in Shire Board Recommendation shall have occurred or the Shire Board shall have failed to publicly confirm the Shire Board Recommendation within five business days of a written request by New River that it do so; or

(iv) prior to the Acceptance Date, Shire shall have materially breached any of its obligations described in “— Shire Shareholder Approval; Shire Recommendation; Shire Shareholder Meeting” above; or

(v) the Offer has expired or been terminated without Purchaser having purchased any Shares pursuant thereto, provided, that New River will not have the right to terminate the Merger Agreement pursuant to this paragraph if the event referred to in this paragraph directly or indirectly resulted from or was caused by New River’s failure to perform any of its obligations under the Merger Agreement or the failure of a condition set forth in paragraphs (2)(c) or (2)(d) under “Section 15 — Conditions of the Offer.”

“Shire Material Adverse Effect” means a material adverse effect on the ability of Shire or Purchaser to perform its obligations, to purchase Shares pursuant to the Offer and to consummate the Merger, in accordance with the terms of the Merger Agreement.

In the event of the termination of the Merger Agreement in accordance with its terms, the Merger Agreement will become null and void and of no further force or effect, other than certain specified provisions, which will survive any such termination and remain in full force and effect; provided, that no party will be relieved from liability for fraud or any willful breach of any of its representations or warranties or the willful breach of any of its covenants or agreements set forth in the Merger Agreement.

Termination Fees and Reimbursement of Expenses.  New River has agreed in the Merger Agreement to pay Shire a fee in immediately available funds (with the payment occurring simultaneously with the termination, in the case of clause (1) below, and within two business days of the applicable event, in the case of clause (2) below) equal to $70,000,000, if:

(1) the Merger Agreement is terminated pursuant to paragraphs (c)(ii), (c)(iii) or (d)(ii) under “— Termination” above; or

(2) the Merger Agreement is terminated pursuant to paragraph (b)(i) under “— Termination” above, but only if, both (A) prior to the Walk-Away Date, a Takeover Proposal has been publicly announced or otherwise communicated to the New River Board and not withdrawn, revoked or rejected prior to the date of termination of the Merger Agreement pursuant to clause (b)(i) under “— Termination” above, and (B) New River, within nine months of such termination, enters into a definitive agreement with respect to, or consummates a Takeover Proposal (provided that for purposes of this paragraph, each reference to “20%” in the definition of Takeover Proposal will be deemed a reference to “50%”).

Shire has agreed in the Merger Agreement to pay New River a fee in immediately available funds (with the payment occurring simultaneously with the termination, in the case of clause (2) below, and within two business days of the applicable event, in the case of clause (1) below) equal to $70,000,000, if:

(1) the Merger Agreement is terminated pursuant to paragraph (b)(iii) under “— Termination” above; or

(2) the Merger Agreement is terminated pursuant to paragraph (d)(iii) or (d)(iv) under “— Termination” above.

In addition to the above, if at any time either New River or Shire is required to pay the termination fee contemplated above, the Merger Agreement provides that, no later than two business days after such termination, the paying party must reimburse the non-paying party for 100% of its documented out-of-pocket fees and expenses (including reasonable fees and expenses of its counsel) up to $8,000,000 actually incurred by it in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement.

Fees and Expenses.  Except as provided in the Merger Agreement as described under “— Termination Fees and Reimbursement of Expenses” above, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the transactions contemplated by the Merger Agreement are consummated.

Amendment.  At any time prior to the Effective Time, the Merger Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the approval of the Merger Agreement by the shareholders of New River or Shire, by written agreement of the parties, by action taken by their respective Boards of Directors; provided, however, that following approval of the Merger by the shareholders of the New River and Shire, there will be no amendment or change to the provisions of the Merger Agreement which by applicable law would require further approval by the shareholders of New River or Shire, respectively.

Extension; Waiver.  At any time prior to the Effective Time, any party may, subject to applicable law, (a) waive any inaccuracies in the representations and warranties of any other party, (b) extend the time for the performance of any of the obligations or acts of any other party or (c) waive compliance by the other party with any of the agreements contained in the Merger Agreement or, except as otherwise provided in the Merger Agreement, waive any of such party’s conditions.

The Tender and Support Agreement.  The following summary description of the Tender and Support Agreement is qualified in its entirety by reference to the Tender and Support Agreement itself, which Purchaser has filed as an exhibit to the Schedule TO, which you may examine and copy as set forth in “Section 8 — Certain Information Concerning New River” above.

Concurrently with entering into the Merger Agreement, Shire entered into the Tender and Support Agreement with Mr. Randal J. Kirk, the President, Chief Executive Officer and Chairman of New River, and the other Supporting Shareholders who collectively beneficially own approximately 50.2% of the currently outstanding Shares (and approximately 48.4% of the Shares on a fully diluted basis).

Pursuant to the Tender and Support Agreement, each Supporting Shareholder agreed to validly tender (or cause to be tendered) in the Offer all of such Supporting Shareholder’s Shares pursuant to the terms of the Offer as promptly as practicable (but no later than the close of business on the 17th business day) after commencement of the Offer. In furtherance of the foregoing, each Supporting Shareholder has agreed to (i) deliver to the Depositary (A) a letter of transmittal with respect to such Supporting Shareholder’s Shares complying with the terms of the Offer, (B) a certificate or certificates representing such Shares or an “agent’s message” (or such other evidence, if any, of transfer as the Depositary may reasonably request) in the case of a book-entry transfer of any uncertificated Shares and (C) all other documents or instruments required to be delivered by other shareholders of New River pursuant to the terms of the Offer, and/or (ii) instruct its broker or such other person that is the holder of record of any Shares to tender such Shares pursuant to and in accordance with the terms of the Offer. Each Supporting Shareholder has further agreed that once its Shares are tendered, such Supporting Shareholder will not withdraw or cause to be withdrawn any of such Shares from the Offer, unless the Tender and Support Agreement has terminated in accordance with its terms.

The Tender and Support Agreement further provides that each Supporting Shareholder will, at any meeting of the holders of Shares, vote (or cause to be voted) (i) in favor of the approval and adoption of the Merger Agreement, the Merger and each of the other actions contemplated by the Merger Agreement and (ii) against (A) any action or agreement that would reasonably be expected to frustrate the purposes of, impede, hinder, interfere with, or prevent or delay or adversely affect the consummation of the transactions contemplated by the Merger Agreement, (B) any Takeover Proposal and any action in furtherance thereof, (C) any reorganization, recapitalization or winding-up of New River or any other extraordinary transaction involving New River or (D) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of New River under the Merger Agreement or of such Supporting Shareholder under the Tender and Support Agreement. In furtherance of the Subject Shareholders covenants under the Tender and Support Agreement, the Supporting Shareholders agreed, for a period beginning on the date of the Tender and Support Agreement and continuing until the termination of the Tender and Support Agreement, to appoint Shire as the Supporting Shareholders’ attorney-in-fact and proxy, with full power of substitution, to vote the Supporting Shareholders’ Shares in favor of adoption of the Merger Agreement and approval of the Merger and against the actions described in clause (ii) the immediately preceding sentence.

Each Supporting Shareholder agreed pursuant to the Tender and Support Agreement not to, without the prior written consent of Shire, directly or indirectly, (i) grant any proxies, powers of attorney, rights of first offer or refusal or enter into any voting trust with respect to, (ii) subject to certain exceptions, sell, assign, transfer, tender, pledge, encumber, grant a participation interest in, hypothecate or otherwise dispose of, (iii) otherwise permit any liens to be created on, or (iv) enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, tender, pledge, encumbrance, grant of a participation interest in, hypothecation or other disposition of, any Shares such Supporting Shareholder beneficially owns during the term of the Tender and Support Agreement. In addition, the Supporting Shareholders are prohibited to seek or solicit any such sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement or understanding, and each Supporting Shareholders agrees to notify Shire promptly, and to provide all details requested by Shire, if it is approached or solicited, directly or indirectly, by any person or entity with respect to any of the foregoing.

Pursuant to the Tender and Support Agreement, each Supporting Shareholder has consented to the publication by Shire of such Supporting Shareholder’s identity and holding of Shares, the nature of such Supporting Shareholder’s commitments, arrangements and understandings under the Tender and Support Agreement, and any other information that Shire reasonably determines is required to be disclosed by applicable law in any press release, the documents related to the Offer, the Proxy Statement (including all schedules and documents filed with the SEC), or any other disclosure document in connection with the Offer, the Merger and any transactions contemplated by the Merger Agreement.

The Tender and Support Agreement and the obligations of the Supporting Shareholders thereunder terminates on the earlier to occur of (i) the Effective Time, (ii) the agreement of the parties to terminate the Tender and Support Agreement and (iii) the termination of the Merger Agreement in accordance with its terms.

Collaboration Agreements.  On January 31, 2005, Shire and New River entered into the Original Collaboration Agreement relating to the global commercialization of VYVANSE. On March 31, 2005, New River and Shire entered into the Collaboration Agreements to replace the Original Collaboration Agreement. Shire paid New River an upfront fee of $50 million on February 11, 2005 and a milestone payment of $50 million on February 6, 2006 as a result of notice from the U.S. Food and Drug Administration (the “FDA”) on January 26, 2006 of its acceptance of New River’s new drug application (“NDA”) filing for VYVANSE. The Collaboration Agreements also provide for additional payments to New River in the event that certain additional milestones are achieved. These potential payments include an amount of up to $300 million following the first commercial sale of VYVANSE, depending on the characteristics of the FDA approved product labeling, and $100 million upon achieving certain sales targets. The maximum amount of upfront and milestone payments under the terms of the Collaboration Agreements is $505 million.

The Collaboration Agreements provide New River, at its option, the right to co-promote VYVANSE in the United States (including its territories and possessions). On July 25, 2006, New River exercised this right. The co-promotion activities of New River will commence upon the commercial launch of VYVANSE. In exercising its option to co-promote VYVANSE, New River committed to co-promote the product for at least 24 months and to provide 25% of the total details for the product during the 24-month period. The Collaboration Agreements also provide for profit sharing on U.S. product sales. In the event that VYVANSE is approved with a Schedule III, IV or V classification or is unscheduled (“favorable scheduling”), New River and Shire will divide operating profits as follows: New River will receive 25% of profits for the first two years following launch, and New River and Shire will share the profits equally thereafter. However, in the event that VYVANSE receives a final Schedule II classification, the Collaboration Agreement allows for an alternative profit-sharing scheme. Under this scenario, New River’s share of U.S. product profits for the first two years will be at least 25%, though it may increase to a value determined by a preset formula.

The Collaboration Agreements provide that Shire may terminate the Collaboration Agreements within 30 days of receiving such regulatory approval and may in certain circumstances be entitled to a termination fee of $50 million. In addition, each party may terminate in the event of an uncured, defined material breach by the other party, entitling the non-breaching party the right to purchase the interests of the breaching party. Subject to certain conditions, either party is entitled to terminate in the event that governmental action restricts or prohibits the transactions contemplated by the Collaboration Agreements under the laws of the United States or European Union.

The foregoing descriptions of the Collaboration Agreements are qualified in their entirety by reference to the Collaboration Agreements, which Purchaser has filed as exhibits to the Schedule TO, which you may examine and copy as set forth in “Section 8 — Certain Information Concerning New River” above.

The Confidentiality Agreements.

First Non-Disclosure & Confidentiality Agreement.  In connection with New River’s development of ADHD product candidates, New River and Shire US Inc., a wholly owned subsidiary of Shire, entered into a Non-Disclosure & Confidentiality Agreement, dated July 16, 2002, as amended August 16, 2004, October 29, 2004, November 15, 2004, January 3, 2005 and January 11, 2005 (the Non-Disclosure & Confidentiality Agreement, as amended, the “First Non-Disclosure & Confidentiality Agreement”). Shire and certain of its subsidiaries and certain third parties were added as parties to the First Non-Disclosure & Confidential Agreement through the October 29, 2004 and November 15, 2004 amendments thereto. As a condition to being furnished Confidential Information (as defined in the First Non-Disclosure & Confidentiality Agreement) of the other parties, each of the parties agreed, among other things, to keep such Confidential Information confidential, protect the Confidential Information of another party and to use such Confidential Information only in connection with a potential business relationship or business transaction between Shire and New River.

Second Non-Disclosure & Confidentiality Agreement.  New River, Shire Pharmaceuticals, Inc., a wholly owned subsidiary of Shire, and a third party consultant of Shire entered into a Non-Disclosure & Confidentiality Agreement (the “Second Non-Disclosure & Confidentiality Agreement”) dated November 28, 2006 relating to the discussion and evaluation of one or more potential arrangements by which Shire Pharmaceuticals, Inc. and New River may enter into a business relationship or enter into one or more transactions. As a condition to being furnished Confidential Information (as defined in the Second Non-Disclosure & Confidentiality Agreement) of the other parties, each of the parties agreed, among other things, to keep such Confidential Information confidential, protect the Confidential Information of another party and to use such Confidential Information only in connection with a potential business relationship or business transaction between Shire and New River.

The foregoing summary descriptions of the First Non-Disclosure & Confidentiality Agreement and the Second Non-Disclosure & Confidentiality Agreement are qualified in their entirety by reference to the First Non-Disclosure & Confidentiality Agreement and the Second Non-Disclosure & Confidentiality Agreement, respectively, which Purchaser has filed as exhibits to the Schedule TO, which you may examine and copy as set forth in “Section 8 — Certain Information Concerning New River” above.

14. Dividends and Distributions.  The Merger Agreement provides that, subject to certain exceptions, without the prior written consent of Shire, New River will not, and will not permit any of its subsidiaries to, prior to the Effective Time, (i) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, provided that New River may issue Shares upon the exercise of options or stock appreciation rights outstanding on the date of the Merger Agreement, the exercise of the Warrants or upon the conversion of Convertible Notes; (ii) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, any other securities or equity interests of New River, or any rights or options to acquire any shares of its capital stock, except upon exercise by the holders of Convertible Notes of their rights to require the repurchase of their Convertible Notes or pursuant to the exercise of certain options granted to New River in connection with the sale of the Convertible Notes; (iii) declare, set aside for payment or pay any dividend on, or make any other distribution (whether in cash, stock or property) in respect of, any shares of its capital stock; or (iv) split, combine, subdivide or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock.

15. Conditions of the Offer.  Notwithstanding any other provision of the Offer, Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered in the Offer and, subject to the terms of the Merger Agreement, may terminate the Offer, if:

(1) immediately prior to the Expiration Date:

(a) the Minimum Tender Condition has not been satisfied;

(b) the HSR Condition has not been satisfied; or

(c) the Shire Shareholder Approval Condition has not been satisfied;

(2) at any time on or after the date of the Merger Agreement and immediately prior to the Expiration Date, any of the following conditions exists:

(a) there shall be instituted or pending any action or proceeding by any governmental authority, (i) challenging or seeking to make illegal, to delay materially or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Shire or Purchaser or the consummation of the Merger, (ii) seeking to obtain material damages in connection with the Offer or the Merger, (iii) seeking to impose or confirm material limitations on the ability of Shire, Purchaser or any of Shire’s other affiliates effectively to exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by Shire, Purchaser or any of Shire’s other affiliates on all matters properly presented to New River’s shareholders, (iv) prohibiting or limiting the ownership or operation by New River, Shire or any of their respective material affiliates of any material portion of the businesses or assets of New River, Shire or any such material affiliate, or requiring any such person to divest or hold separate any material portion of its businesses or assets, as a result of the transactions contemplated by the Merger Agreement; (v) seeking to require divestiture by Shire, Purchaser or any of Shire’s other affiliates of any Shares or (vi) prohibiting Shire or any of its affiliates from effectively controlling a material portion of the business or operations of New River or its material subsidiaries;

(b) any Restraint shall be in effect enjoining, restraining, preventing or prohibiting the acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger or making the acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger illegal;

(c) the representations and warranties of New River contained in Article IV of the Merger Agreement (without regard to materiality or New River Material Adverse Effect (as defined below) qualifiers contained therein, except in the case of the representations and warranties referred to in clause (x) of this paragraph (c) as to which such qualifiers shall be taken into account) shall not be true and correct, in each case, as of the date of the Merger Agreement and immediately prior to the Expiration Date as if made at and as of such time (other than representations and warranties made as of a specified date, which shall be true and correct as of such specified date), except for (i) changes made in accordance with the Merger Agreement or (ii) where the failure to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a New River Material Adverse Effect; provided that (x) the representations and warranties in Sections 4.1, 4.2, 4.4(a), 4.4(b), 4.4(c)(i), 4.4(d), 4.4(e), 4.6(a), 4.6(b), 4.6(f), 4.10(a), 4.19, 4.20 and 4.21 of the Merger Agreement that are qualified by materiality or New River Material Adverse Effect shall be true and correct as of the date of the Merger Agreement and immediately prior to the Expiration Date as if made at and as of such time (other than representations and warranties made as of a specified date, which shall be true and correct as of such specified date), except for changes contemplated or permitted by the Merger Agreement, and (y) the representations and warranties in Sections 4.1, 4.2, 4.4(a), 4.4(b), 4.4(c)(i), 4.4(d), 4.4(e), 4.6(a), 4.6(b), 4.6(f), 4.10(a), 4.19, 4.20 and 4.21 of the Merger Agreement that are not qualified by materiality or New River Material Adverse Effect shall be true and correct in all material respects as of the date of the Merger Agreement and immediately prior to the Expiration Date as if made at and as of such time (other than representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such specified date), except for changes made in accordance with the Merger Agreement;

(d) New River shall have failed to perform in any material respect any of its obligations required to be performed by it under the Merger Agreement;

(e) since the date of the Merger Agreement, there shall have occurred any Effect (as defined below) that, individually or in the aggregate, has had, or would reasonably be expected to have a New River Material Adverse Effect; or

(f) the Merger Agreement shall have been terminated in accordance with its terms.

At the request of Shire immediately prior to the Expiration Date, New River will deliver to Shire a certificate executed on behalf of New River by the chief executive officer or chief financial officer of New River certifying that the conditions set forth in paragraphs 2(c), (d) and (e) above are satisfied as of such time and date.

Subject to the terms and conditions of the Merger Agreement, the foregoing conditions are for the sole benefit of Shire and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Shire or Purchaser, in whole or in part, at any time, at the sole discretion of Shire or Purchaser. The failure by Shire or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

See “Section 16 — Certain Legal Matters; Regulatory Approvals” for information with respect to the applicable waiting periods for the review to be undertaken by the U.S. governmental authorities.

As used in the Merger Agreement, “New River Material Adverse Effect” means any change, event, violation, inaccuracy, development, circumstance or occurrence (each, an “Effect”) that, individually or when taken together with all other Effects, (x) has a material adverse effect on the results of operations, financial condition, business or assets of New River and its subsidiaries, taken as a whole, or (y) a material adverse effect on New River’s ability to perform its obligations, or consummate the transactions contemplated by the Merger Agreement, in accordance with the terms of the Merger Agreement, provided, however, that in no event shall any of the following, either alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a New River Material Adverse Effect: (1) changes in conditions in the United States or global economy or capital or financial markets generally, including changes in interest or exchange rates, (2) changes in general legal, regulatory, political, economic or business conditions or changes in generally accepted accounting principles in the United States or interpretations thereof that, in each case, generally affect industries in which New River or its subsidiaries conduct business, (3) any Effect proximately caused by the announcement, pendency or performance of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement or the identity of Shire, (4) any change in the trading prices or trading volume of Shares (provided that the exception in this clause (4) shall not prevent or otherwise affect a determination that any Effect underlying such change has resulted in, or contributed to, a New River Material Adverse Effect), (5) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, (6) earthquakes, hurricanes, floods or other natural disasters, (7) any Effect consisting of or resulting from any action taken by New River or its subsidiaries contemplated by the Merger Agreement or in accordance with the Collaboration Agreements or with Shire’s written consent, (8) shareholder litigation alleging a breach of fiduciary duty in connection with the Merger Agreement or the transactions contemplated by the Merger Agreement taken by itself (provided that the exception in this clause (8) will not prevent or otherwise affect a determination that any facts giving rise to such litigation has resulted in, or contributed to, a New River Material Adverse Effect), or (9) any change in the composition of the New River Board pursuant to Section 1.3(a) of the Merger agreement; provided, however, that with respect to clauses (1), (2) and (5), such Effect does not have a materially disproportionate and adverse effect on New River and its subsidiaries, taken as a whole, relative to most other comparable companies and their respective subsidiaries, taken as a whole, in the industry in which New River and its subsidiaries operate.

16. Certain Legal Matters; Regulatory Approvals.

General.  Based on our examination of publicly available information filed by New River with the SEC and other information concerning New River, we are not aware of any governmental license or regulatory permit that appears to be material to New River’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. Except as described under “Antitrust,” there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to New River’s business or certain parts of New River’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “Section 15 — Conditions of the Offer.”

Virginia Law.

Affiliated Transactions.  Article 14 of Chapter 9 of Title 13.1 of the VSCA contains provisions governing Affiliated Transactions. “Affiliated Transactions” include: (i) any merger or share exchange with an interested shareholder; (ii) the transfer to any interested shareholder of corporate assets with a fair market value greater than 5% of the corporation’s consolidated net worth; (iii) the issuance to any interested shareholder of voting shares with a fair market value greater than 5% of the fair market value of all outstanding voting shares of the corporation; (iv) any reclassification of securities or corporate reorganization that will have the effect of increasing by 5% or more the percentage of the corporation’s outstanding voting shares held by any interested shareholder; and (v) any plan or proposal for dissolution of the corporation proposed by or on behalf of any interested shareholder. For purposes of the VSCA, an “Interested Shareholder” is defined as any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation.

Subject to certain exceptions discussed below, the provisions governing Affiliated Transactions require that, for three years following the date upon which any shareholder becomes an Interested Shareholder, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Shareholder. This prohibition is subject to the approval of the Affiliated Transaction by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than the shares beneficially owned by the Interested Shareholder, and by a majority (but not less than two) of the Disinterested Directors. A “Disinterested Director” means, with respect to a particular Interested Shareholder, a member of a corporation’s board of directors who (i) was a member before the later of January 1, 1988 and the date on which an Interested Shareholder became an Interested Shareholder or (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the board. At the expiration of the three-year period, these provisions require approval of Affiliated Transactions by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than those beneficially owned by the Interested Shareholder, or require either that the transaction be approved by a majority of the Disinterested Directors or that the transaction satisfy certain fair price requirements of the statute. In general, the fair price requirements provide that the shareholders must receive the highest per share price for their shares as was paid by the Interested Shareholder for his shares or the fair market value of their shares, whichever is higher. They also require that, during the three years preceding the announcement of the proposed Affiliated Transaction, all required dividends have been paid and no special financial accommodations have been accorded the Interested Shareholder unless approved by a majority of the Disinterested Directors.

None of the foregoing limitations and special voting requirements applies to an Affiliated Transaction with an Interested Shareholder whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the corporation’s Disinterested Directors. As a part of the New River Board’s approval of the Merger, the New River Board (all of whom are “Disinterested Directors”) also took action to make the provisions of the Affiliated Transactions Statute not applicable to the Offer, the Merger, the Top-Up Option and any other transactions contemplated by the Merger Agreement, including the Tender and Support Agreement.

Control Share Acquisitions.  The VSCA also contains a “control share acquisitions statute” which provides that shares of a publicly held Virginia corporation that are acquired in a “control share acquisition” generally will have no voting rights unless such rights are conferred on those shares by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation. A control share acquisition is defined, with certain exceptions, as the acquisition of the beneficial ownership of voting shares which would cause the acquirer to have voting power within the following ranges or to move upward from one range into another: (i) 20% to 33 1/3%; (ii) 33 1/3% to 50%; or (iii) more than 50%, of such votes. The VSCA, however, allows a corporation to “opt-out” of the control share acquisitions statute by providing in such corporation’s articles of incorporation or bylaws that the control share acquisitions statute does not apply to acquisitions of shares of such corporation. The articles of incorporation of New River contains such a provision, thus rendering the control share acquisitions statute inapplicable to the Offer, the Merger, the Top-Up Option and the transactions contemplated by the Merger Agreement, including the Tender and Support Agreement.

State Takeover Statutes.  A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. New River, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated, and has a substantial number of shareholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. “Section 15 — Conditions of the Offer.”

Antitrust.  Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration or termination of a 15-calendar-day waiting period following Shire’s filing of the Premerger Notification and Report Forms with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. New River must also make its own filing within 10 days of Shire’s filing. Pursuant to the requirements of the HSR Act, Shire filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC effective March 1, 2007. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 P.M., New York City time, on Friday, March 16, 2007. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, 10 days after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order. A request has been made pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

If our acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer will be extended, and if the HSR Condition could reasonably be expected to be satisfied, Purchaser will extend the Expiration Date for an additional period or periods (none of which periods will exceed 10 business days) until all of the conditions (including the HSR Condition) are satisfied or waived. Notwithstanding the foregoing, under the terms of the Merger Agreement, the Offer may not be extended beyond the Walk-Away Date without the mutual consent of New River and Shire.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of our or New River’s substantial assets. Private parties (including individual states) may also bring legal actions under the antitrust laws. We do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. “Section 15 — Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions and “Section 13 — The Transaction Documents — The Merger Agreement — Termination” for certain termination rights pursuant to the Merger Agreement in connection with antitrust suits.

Foreign Approvals.  Other than the filings with the Antitrust Division and the FTC, Shire and Purchaser do not believe that any additional material pre-merger antitrust filings are required with respect to the Offer or the Merger. To the extent that any additional antitrust filings are required pursuant to other applicable foreign antitrust laws, Shire, Purchaser, Shire’s other subsidiaries and New River, as appropriate, will make such filings. It may also be necessary, in addition to the filing of the Shire Shareholder Circular with the U.K. Listing Authority described above under “Section 13 — The Transaction Documents — The Merger Agreement — Shire Shareholder Approval; Shire Recommendation; Shire Shareholder Meeting,” to make filings relating to, or obtain the approval of, the acquisition of the Shares in the Offer or the Merger with governmental authorities in foreign jurisdictions. After the commencement of the Offer, we will seek further information whether any such filing or approval is required and we currently intend to take such actions as may be required, but no assurance can be given that such approvals will be obtained. If any action is taken before completion of the Offer by any such government or governmental authority, we may not be obligated to accept for payment or pay for any tendered Shares. See “Section 15 — Conditions of the Offer.”

17. Fees and Expenses.  Each of Goldman, Sachs & Co. or Morgan Stanley & Co. Incorporated is acting as dealer manager in connection with the Offer and has provided certain financial advisory services to Shire in connection with the proposed acquisition of New River, for which services each of Goldman, Sachs & Co. or Morgan Stanley & Co. Incorporated will receive reasonable and customary compensation. We have also agreed to reimburse each Dealer Manager for certain reasonable out-of-pocket expenses incurred in connection with the Offer (including the fees and disbursements of outside counsel) and to indemnify each Dealer Manager against certain liabilities, including certain liabilities under the U.S. federal securities laws. In the ordinary course of business, each Dealer Manager, their respective successors and affiliates may trade Shares for their own accounts and accounts of customers, and, accordingly, may at any time hold a long or short position in the Shares.

We have retained Innisfree M&A Incorporated to act as the information agent and Citibank, N.A. to act as the depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Managers, the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18. Miscellaneous.  The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Managers or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser or Shire not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. Our Schedule TO and any exhibits or amendments may be examined and copies may be obtained from the SEC in the same manner as described in “Section 8 — Certain Information Concerning New River” with respect to information concerning New River.

       Shuttle Corporation

March 2, 2007

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF SHIRE AND PURCHASER

DIRECTORS AND EXECUTIVE OFFICERS OF SHIRE

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Shire are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Shire. The business address of each director and officer is Hampshire International Business Park, Chineham, Basingstoke, Hampshire, England, RG24 8EP. All directors and executive officers listed below are United States citizens, except Angus C. Russell, Barry Price, Robin Buchanan and Tatjana May who are citizens of the UK, James A. Grant and Joseph Rus who are citizens of Canada, Patrick Langlois who is a citizen of France, Elesio O. Salinas who is a dual citizen of France and Argentina and Kathleen Nealon who is a dual citizen of the United States and the UK. Directors are identified by an asterisk.

Current Principal Occupation or
Name	Employment and Five-Year Employment History

*Angus C. Russell	Executive Director since December 1999. Chief Financial Officer (1999-present).

*Matthew Emmens	Executive Director since March 2003. Chief Executive Officer and Chairman of the Management Committee (2003-present). President, Mereck KGaA (1999-2003).

*James A. Grant	Non-Executive Director since May 2001. Partner, Stikeman Elliott, LLP (1970-present).

*Jeffrey M. Leiden	Non-Executive Director since January 2007. Partner, Clarus Ventures (2006-present). President and Chief Operating Officer, Abott Laboratories (2000-2006).

*Patrick Langlois	Non-Executive Director since November 2005. General Partner, PJL Consulting (2005-present). Group Executive Vice-President and Chief Financial Officer of Aventis S.A. (2000-2004).

*Kathleen A. Nealon	Non-Executive Director since July 2006. Non-Executive Director, HBOS (2004-present). Non-Executive Director, Cable and Wireless (2005-present). Group Head of Legal and Compliance (and various other positions), Standard Charter plc, (1992-2003).

*James Cavanaugh	Non-Executive Director since March 1997. Managing Director, Health Care Ventures (1998-present).

*Robin Buchanan	Non-Executive Director since July 2003. Senior Partner, Bain & Company, Inc. (1996-present).

*Barry Price	Non-Executive Director since January 1996. Chairman, VASTox plc (2007-present). Chairman, Antisoma plc (2006-present). Chairman, Biowisdom Limited (2000-present).

*David Kappler	Non-Executive Director since April 2004. Chairman, Premier Foods plc (2004-present). Non-Executive Director, InterContinental Hotels plc (2004-present). Chief Financial Officer, Cadbury Schwepps plc (1999-2004).

Barbara Deptula	Executive Vice-President of Business Development (2004-present). President, Sicor Pharmaceuticals, Inc. (2003-2004). Senior Vice-President of Commercial Development, Coley Pharmaceutical Group (2000-May 2003).

John R. Lee	Executive Vice-President, Global Supply Chain & Quality (2004-present). Senior Vice-President of Operations (2000-2004).

Current Principal Occupation or
Name	Employment and Five-Year Employment History

David D. Pendergast	President of Human Genetic Testing (2006-present). Executive Vice-President and General Manager of Human Genetic Therapies (2005-2006). Chief Executive Officer and Chief Operating Officer, Transkaryotic Therapies, Inc. (2001-2005).

Caroline H. West	Senior Vice-President and Chief Compliance & Risk Officer (2005-present). Vice-President of Global Legal Compliance (and various other positions), Sanofi-Aventis U.S. (1992-2005).

Joseph Rus	Executive Vice-President, Alliance Management & New Market Development (2006-present). Executive Vice-President, Shire International (2003-2006). President & Chief Executive Officer, Shire Biochem (2001-2003).

Eliseo O. Salinas	Executive Vice-President, Global Research & Development/Chief Scientific Officer (2004-current). Vice-President, Clinical Research & Development, Central Nervous System, Wyeth Pharmaceuticals (1999-2004).

Michael F. Cola	President, Specialty Pharmaceuticals (2005-present). Group President, Safeguard Scientifics (2001-2005).

Anita Graham	Executive Vice-President, Human Resources, Communications and Facilities (2004-present). Vice-President, Global Human Resource, Cytyc Corporation (2002- 2004). Vice-President, NA Human Resources, Serono Inc (2000- 2002).

Tatjana May	General Counsel, Company Secretary and Executive Vice-President, Global Legal Affairs (2001-present).

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Purchaser. The business address of each director and officer is Hampshire International Business Park, Chineham, Basingstoke, Hampshire, England, RG24 8EP. All directors and executive officers listed below are United States citizens. Directors are identified by an asterisk.

Current Principal Occupation or
Name	Employment and Five-Year Employment History

*Matthew Emmens	President (2007-present). (See above).

*Michael F. Cola	Vice-President (2007-present). (see above).

*Scott Applebaum	Secretary (2007-present). Senior Vice-President, Associate General Counsel, Shire (2004-present). Senior Counsel, Bristol-Myers Squibb Company (1997-2004).

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

Citibank, N.A.

By Mail: Computershare Attn: Corporate Actions P.O. Box 43014 Providence, RI 02940-3014	By Overnight Mail: Computershare Attn: Corporate Actions 250 Royall Street Canton, MA 02021

By Facsimile Transmission:
(617) 360-6810

Confirm Facsimile Transmission:
(781) 575-2332

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent or the Dealer Managers at their respective addresses and telephone numbers set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue
20th Floor
New York, New York 10022
Banks and Brokers Call Collect: (212) 750-5833
All Others Call Toll-Free: (888) 750-5834 (from the U.S. or Canada)
or (412) 232-3651 (from outside the U.S. and Canada)

The Dealer Managers for the Offer are:

85 Broad Street	1585 Broadway
New York, New York 10004	New York, New York 10036
(212) 902-1000 (Call Collect)	(800) 834-5281 (Call Toll-Free)
(800) 323-5678 (Call Toll-Free)